Marsh & McLennan Companies, Inc.


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Cover graphic: Illustration of globe encircled by highways and industry-specific elements; also years 1871 and 1996.
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                               Annual Report 1996

                        Marsh & McLennan Companies, Inc.

               is a professional services firm with insurance and

                 reinsurance broking, investment management and

                consulting businesses. More than 27,000 employees

              worldwide provide analysis, advice and transactional

                  capabilities to clients in over 80 countries.

                              Financial Highlights

                                     REVENUE
                                 ($ in billions)

                 92        93         94        95        96
               ------    ------     ------    ------    ------
                2.9       3.2        3.4       3.8       4.1

                               EARNINGS PER SHARE
                                  (in dollars)

                 92        93         94        95        96
               ------    ------     ------    ------    ------
                4.21      4.52       5.19      5.53      6.34

For the Three Years Ended December 31,
(In millions, except per share figures)            1996        1995        1994
================================================================================
Revenue                                        $4,149.0    $3,770.3    $3,435.0

Operating Income                               $  715.3    $  694.9    $  670.3

Income Before Income Taxes and
  Cumulative Effect of Accounting Change       $  668.0    $  649.8    $  631.5

Net Income                                     $  459.3    $  402.9    $  371.5

================================================================================

Stockholders' Equity                           $1,888.6    $1,665.5    $1,460.6

Income Per Share Before Cumulative Effect
     of Accounting Change                      $   6.34    $   5.53    $   5.19

Net Income Per Share                           $   6.34    $   5.53    $   5.05

Dividends Paid Per Share                       $   3.30    $  2.975    $   2.80

Return on Average Stockholders' Equity               26%         26%         26%

================================================================================

Year-end Stock Price                           $    104    $ 88 3/4    $ 79 1/4

                                Dear Shareholder

                                This past year was a very successful one for
Marsh & McLennan Companies. I am pleased to report our strong results. Revenue rose 10 percent to $4.1 billion from $3.8 billion in 1995. Income was $459 million, compared with $403 million in 1995. Earnings per share rose 15 percent to $6.34, compared with $5.53 in 1995. We also raised our dividend by 12.5 percent, continuing to pass the benefits of increased earnings to our shareholders.

      During the year, we took greater advantage of the breadth of our Company's global professional services network. Changes in societal attitudes, political reform and economic growth throughout the world are creating an increasing need for the advice and services we provide. The closer association among our risk-related businesses and consulting operations positions us well to respond to the larger, more complex risks and problems our clients encounter.

      This March, we agreed to a strategic business combination with Johnson & Higgins, a leading insurance broking firm with total revenue of $1.2 billion in 1996. This is an extraordinary opportunity for Marsh & McLennan Companies - one that will contribute to our growth and prosperity in the future and provide significant added value to our shareholders. This strategic business combination responds to the requirements of an increasingly competitive marketplace by combining two firms with compatible cultures, innovative technology, dedication to quality, global operations, talented professionals and excellent franchises. This merger preserves and strengthens our foundation in the risk and insurance services business. At the same time, we maintain our ability and flexibility to continue to grow our other businesses internally and through acquisitions.

                                Marsh & McLennan Companies' businesses achieved
solid results in varying operating conditions in 1996. Investment management performed superbly in a strong market, as assets under management rose to $173 billion and revenue grew 44 percent. Increased demand for consulting services resulted in double-digit revenue growth for that sector. Insurance services revenue totaled $1.9 billion in an environment where plentiful capacity in most world insurance markets has lowered the cost of risk transfer.

      Putnam's mutual fund business was robust as more individuals chose funds as savings and investment vehicles, particularly for retirement. Strong investment performance contributed to record gains as mutual fund assets under management increased 43 percent to $134 billion. Skillful investment management contributed to the growth of Putnam's institutional business, which increased 23 percent to $39 billion, attracting a record level of new defined benefit and defined contribution plan clients.

      We sold The Frizzell Group Limited, a U.K. insurance program manager, in June 1996 and realized a gain of $33 million. Excluding Frizzell, insurance services revenue grew modestly. Insurance broking revenue increased 5 percent as Marsh & McLennan's initiatives achieved efficiencies that improved its worldwide insurance placement process. Furthering its global strategy of creating an integrated organization, Marsh & McLennan expanded its presence in Europe and Latin America.


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Graphics: Photograph of A.J.C. Smith, Chairman. Background illustration including globe, cityscape and Marsh & McLennan Companies documents.
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                                       3

      Seabury & Smith produced solid results, with revenue increasing 6 percent. Prospects for growth in 1997 are good, as demand increases for the insurance payroll deduction programs Seabury & Smith offers to employers, and the company expands its marketing and sales of association-sponsored insurance plans.

      Guy Carpenter, our reinsurance intermediary, is experiencing difficult market conditions resulting from insurance company consolidations, higher risk retentions and lower property catastrophe premium rates. We continue to take steps to increase profitability by integrating functions, streamlining operations and reducing expenses.

      Marsh & McLennan Risk Capital had a successful year as it continued to make domestic and international private equity investments, for itself and its clients, in the insurance industry. Principal investing differentiates our risk and insurance services business from our competitors'. Marsh & McLennan Risk Capital allows us to make markets for clients when the need arises. Through these investments - which to date include start-ups, turn-arounds and consolidations - we are also participating in the ongoing restructuring of the property & casualty insurance industry.

      Our consulting business also performed well in 1996, strengthening its growing reputation as one of the top providers of consulting services globally. Mercer Consulting Group's revenue grew 10 percent to reach $1.2 billion. Human resources consulting achieved strong results across all major practices, including retirement, health care and compensation. Management and economic consulting revenue increased as Mercer secured large new assignments, both domestic and international. Mercer has been successful in managing its business globally by coordinating practices and operating entities to deliver value to clients. Mercer also has increased its presence in Europe, Latin America and Asia.

                                This January, we purchased Compagnie Europeenne
De Courtage d'Assurances et de Reassurances (CECAR), the second largest insurance broker in France. Our present French operating company, Faugere & Jutheau, will be combined with CECAR, a leading provider of insurance broking services to major French industrial groups around the world. CECAR's business is complementary with Faugere & Jutheau's, extends our strong franchise on the European continent and should increase our earnings potential in the region.

      We elected two new directors to the Board in 1996: Robert F. Erburu, former chairman of The Times Mirror Company and Jeffrey W. Greenberg, chief executive of Marsh & McLennan Risk Capital Corp.

      We are optimistic about 1997 and committed to maintaining our long-term objective for double-digit earnings growth. We realize that the ingenuity and commitment of our employees drive our Company's success and ensure our reputation as one of the world's preeminent professional services firms.


      /s/ A.J.C. Smith

      A.J.C. Smith, Chairman                                March 12, 1997

                                    Managing
                              Professional Services

[Graphic: Medal -- Marsh & McLennan Companies 1871 1996]

      Organizations increasingly seek sophisticated professional services to help them compete and prosper in the global economy.

      Marsh & McLennan Companies' professional services have evolved over 125 years to encompass risk and insurance services, investment management and consulting. Our businesses deliver substantial benefits to clients as they seek protection from the risks associated with managing businesses worldwide. We also manage investments for clients in global financial markets and develop human resources and business strategies.

      On the following pages, we examine the performance of our businesses and their prospects for growth. We are confident that we can continue to deliver double-digit earnings to shareholders by effectively managing the wide array of services our professionals provide.

                           Risk and Insurance Services

AREA CHART:

                      PROPERTY & CASUALTY INSURANCE MARKETS
                              INTERNATIONAL GROWTH
                                 ($ in billions)

                                      Asia     Latin
                             Europe  Pacific  America
                             ------------------------
                     1975      34.9      9.6      2.1
                     1976      41.0     12.0      2.4
                     1977      48.1     14.9      2.8
                     1978      59.9     19.2      3.5
                     1979      75.6     18.6      4.2
                     1980      73.5     22.9      6.2
                     1981      70.8     23.9      5.4
                     1982      69.1     24.7      3.9
                     1983      64.7     27.1      3.8
                     1984      61.6     28.5      3.6
                     1985      82.2     36.5      4.2
                     1986     116.6     57.5      5.6
                     1987     152.2     70.5      4.3
                     1988     152.7     80.8      5.8
                     1989     163.9     79.1      4.6
                     1990     202.0     90.4      6.1
                     1991     201.4     98.8      9.9
                     1992     196.7    102.9     12.9
                     1993     224.7    133.7     14.5
                     1994     233.0    143.0     17.0
                     1995     246.0    154.0     20.0



BAR CHART:

                      PROPERTY & CASUALTY INSURANCE MARKETS
                             COMPOUND ANNUAL GROWTH
                                 (1975-1995)

                      UNITED STATES         8.6%

                      EUROPE               10.2%

                      ASIA PACIFIC         12.2%

                      LATIN AMERICA        14.9%

PIE CHART:

                 GLOBAL PROPERTY & CASUALTY INSURANCE MARKETS
                               1995: $700 billion

                                     CANADA
                                   $16 billion

                                  UNITED STATES
                                  $259 billion

                                      OTHER
                                   $5 billion

                                     EUROPE
                                  $246 billion

                                  ASIA PACIFIC
                                  $154 billion

                                  LATIN AMERICA
                                   $20 billion

Source for charts: Marsh & McLennan Companies

                             Managing Global Growth

                                Marsh & McLennan's risk and insurance services
revenue grew in 1996. Insurance broking increased 5 percent and program management rose 6 percent in a highly competitive insurance marketplace where world underwriters have continued to accept risks at lower costs.

      Marsh & McLennan is successfully taking steps to increase the growth of its risk-related businesses. It is optimistic about the prospects based on the continued expansion of global economies, the greater size and complexity of business risks, and societal sensitivity about risk and liability. Organizations will increasingly turn to risk and insurance services providers that have the resources and expertise to help them succeed in challenging business environments.

      The size of the worldwide property & casualty insurance market provides some measure of the potential. Premiums exceeded $700 billion in 1995, with the United States accounting for 37 percent. U.S. premiums have increased at a compound annual rate of 9 percent for the past 20 years and growth has been greater throughout Europe, Asia Pacific and Latin America. Asia Pacific's global market share has doubled over this period. This growth has been driven primarily by Japan, the world's second largest economy and the second largest insurance market.

      The exceptional economic growth rates in many countries in Asia Pacific - including South Korea, China, Taiwan, Thailand, India, Malaysia and Indonesia - and in Latin American countries - such as Brazil, Argentina, Colombia, Venezuela, Chile and Peru - have spurred new investment and contributed to the growth of world trade. These emerging economies are beginning to recognize the value of risk management, which presents excellent prospects for insurance services providers.

      International Expansion - Marsh & McLennan is distinguished by the range and depth of its global resources and the strength of its owned-and-operated organization of offices worldwide. It was the first insurance broker to perceive the ongoing trend toward multinational clients and to expand operations on a large scale around the world. Building from a strong position in North America, Marsh & McLennan developed an extensive base in Europe, where it now operates as an integrated organization. It continues to grow its European presence; recently it acquired Compagnie Europeenne De Courtage d'Assurances et de Reassurances (CECAR), France's second largest insurance broker.

      The expansion strategy applied successfully in Europe is being extended to Latin America. Marsh & McLennan is now the area's leading insurance broker through its wholly owned operations in Argentina, Brazil, Chile and Mexico, and its correspondent relationships throughout the region.

      It also is strategically positioned to take advantage of fast-paced economic growth in Asia Pacific, where government-controlled markets are opening to international competition. Japan has been the area's dominant economy. Marsh & McLennan's long-term strategy there has been to develop strong relationships with Japanese multinationals operating throughout the world. These firms, faced with increasing competition locally and globally, are consequently becoming more aware of the economic benefits of effective risk management. With insurance regulations revised to allow new entrants to compete for business, Marsh & McLennan will increase its presence in the Japanese market. The emerging giant economies of China and India also present new opportunities.

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Graphic on pages 8 and 9: Landscape illustration incorporating documents, computer screen and city scene.
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      Engines of Growth - Marsh & McLennan's insurance and reinsurance broking businesses have been transformed to capitalize on these global opportunities and to achieve growth.

      Improvements in the global delivery of services to clients should lead to favorable financial results. Significant investment in systems automation and information technology is making the placement of insurance in global insurance markets more efficient and is enabling more cost-effective delivery of services to mid-sized companies. Integrating insurance and reinsurance operations is also leading to improved results.

      More resources are now directed to client activities. Marsh & McLennan's own global electronic network allows clients and their service teams to exchange messages and documents

                   Organizations increasingly turn to risk and

                     insurance services providers that have

               the resources and expertise to help them succeed in

                       challenging business environments.

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Graphic on pages 8 and 9: Landscape illustration incorporating documents, computer screen and city scene.
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easily. The firm's Global Broking System uses technology to match clients' risk profiles with insurance placements. The system transforms paper-based processes into faster, more accurate electronic transactions. One of the greatest benefits of this technology will be the capture of valuable market and transaction information that will help Marsh & McLennan professionals provide more effective insurance coverages for clients.

      Establishing global practices in the aviation, marine, energy, and financial and professional services industries has been an excellent way to manage the firm's industry-specific expertise. These global practices, which have produced strong revenue growth in recent years, concentrate professional expertise in a few key locations and deliver specialized services globally. The concept has been extended to the utility, information and communications, transportation, health care and construction fields.

      In the competitive global economy, corporations are concerned about managing risk more rigorously. Marsh & McLennan is a leader in designing innovative coverages and sophisticated risk financing. It tailors programs to fit client requirements for managing balance sheet liabilities, protecting against employee lawsuits and achieving lower costs and broader coverage through comprehensive multi-year, multi-line insurance contracts. New environmental insurance programs limit the costs of cleaning up pollution sites and provide a single solution to insuring all the parties involved in the work.

      A Spectrum of Risk-Related Businesses - Seabury & Smith is attracting increased levels of new business in insurance program management. It is building on its strengths in customer service and program administration by developing proprietary systems to serve payroll

                    As risks multiply in size and complexity,

             opportunities to provide insurance services related to

                  risk transfer and risk management will rise.

deduction clients and members of associations, and to manage benefits programs for small businesses.

      Marsh & McLennan Risk Capital, which originates, structures and manages insurance industry investments, differentiates Marsh & McLennan Companies from its competitors. Marsh & McLennan Risk Capital managed more than $500 million of capital in 1996 and is producing excellent results. Its strategy is to continue to harvest gains from prior successful investments and redeploy them into new ventures.

      Through its investments and global services, Marsh & McLennan Risk Capital is participating in the significant change and restructuring taking place in the insurance industry. As a component of Marsh & McLennan's risk and insurance services business, this exciting principal investing company is using Marsh & McLennan's network of brokers as a source of investment ideas and to identify investment opportunities that would not otherwise be evident. The company has the potential to produce increased investment gains for Marsh & McLennan.

      Marsh & McLennan's reinsurance intermediary business has been affected by insurance company consolidations, higher risk retention by clients and declining reinsurance rates. To offset this, Guy Carpenter has instituted a rigorous expense reduction program and has fortified its business development teams, which have been successful in attracting increased levels of new business. Recent initiatives in specialty lines coverage, catastrophe modeling and indexing, public sector reinsurance and the capital markets have created opportunities and

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Graphic: Illustration of globe encircled by highways and industry-specific elements.
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extended the range of products and services offered to clients. Guy Carpenter's strong analytical and reinsurance resources, combined with steps it is taking to strengthen its position, will keep it at the forefront of the industry.

      Marsh & McLennan is positioned well for future growth. As business risks worldwide multiply in size and complexity, the opportunities to provide insurance services related to the transfer and management of risk will continue to rise.

                             Investment Management

BAR CHART:

                             OPERATING INCOME GROWTH
                                 ($ in millions)

           91        92        93        94        95         96
         -----     -----     -----     -----     -----      -----
           94       124       169       208       244        339


BAR CHART:

                        MARKET SHARE OF MUTUAL FUND SALES
                        (Percent of Industry Net Sales of
                          Equity, Bond & Income Funds)

               91        92        93        94       95        96
             -----      -----     -----     -----    -----     -----
              2.8        4.2       5.2       5.7      6.7       10.4

STACKED BAR CHART:

                             ASSETS UNDER MANAGEMENT
                                 ($ in billions)

  ASSETS UNDER
   MANAGEMENT             1991    1992     1993    1994    1995     1996
  ------------            ----    ----     ----    ----    ----     ----
FUNDS RETAIL            36,006  44,815   62,729  64,442  87,676  123,905
DEFINED BENEFIT         15,836  18,979   26,475  27,464  31,265   38,029
DEFINED CONTRIBUTION       350     903    1,724   3,401   6,736   11,512
                        ------  ------   ------  ------ -------  -------
TOTAL                   52,192  64,697   90,928  95,307 125,677  173,446


Source for charts: Marsh & McLennan Companies and Investment Company Institute

                         A Decade of Outstanding Growth

                                Putnam Investments' growth surged in 1996,
supported by exceptional investment performance, strong equity markets and record sales of mutual funds. Assets under management at year-end were over $173 billion, up 38 percent from 1995, and more than four times the assets at the end of 1990.

      Putnam performed superbly in a market whose robust levels coincided with a growing consciousness about retirement savings needs. This contributed to the interest in mutual funds as an investment choice. Industrywide, stock funds took in more than $200 billion of net new money in 1996, with Putnam attracting $23 billion. Putnam's institutional assets under management grew 23 percent from 1995 levels, with record increases in its 401(k) and defined benefit plan business.

      Putnam's revenue for 1996 was ahead of the prior year's level by 44 percent, with operating income increasing 39 percent. Over the past 20 years, its operating income has grown at a compound annual rate exceeding 20 percent; for the last five years, growth has been nearly 30 percent.

      Strategy for Success - Putnam's leading position in investment management is based on a long-term strategy that emphasizes strong performance; disciplined investment decision-making; rigorous research and analysis; a smooth-functioning integrated team of investment professionals; focused marketing and sales; and quality investor services.

      While broadening and strengthening its investment performance core - the lifeblood of its business - Putnam has developed strong marketing and sales capabilities targeted to its distribution channels, and built an investor services function that is a leader in the industry. Putnam has elevated marketing and investor services to the same relative standard of excellence as it holds investment management.

      The result has been the transformation of Putnam over the past decade. Today, it offers a wide spectrum of products across diverse asset classes for individual and institutional investors. Investments range from small-company and specialized aggressive growth funds to international equity, global fixed income, U.S. government, high-yield and tax-exempt funds. In 1996, Putnam offered more than 95 mutual funds and managed institutional portfolios for over 450 global clients.

      The cornerstone of Putnam's investment process is research. To meet the demands of its own rapid growth and the increasing need for specialized research, Putnam more than doubled the number of investment analysts between 1990 and 1996. In addition, it has invested continuously in improving the caliber of its professional staff. Both efforts have led to excellent investment performance.

      Distribution through brokers, financial institutions and financial advisers has helped target customers, leading Putnam to outperform its competitors in attracting and retaining assets. Putnam's broad range of products, along with multiple sales charge structures that allow investors to select funds that specifically address their financial circumstances and investment goals, have contributed to its strong standing. Moreover, disciplined adherence to each fund's stated investment objective has increased confidence in Putnam's products.

      Investor services are tailored to the specific needs of each mutual fund distribution channel as well as plan sponsors and individuals. As the first mutual fund manager to bring account administration in-house some 30 years ago, Putnam has pioneered the use of information technology to improve shareholder service and reduce costs. It led the mutual fund industry in the introduction of image processing. In 1994, Putnam opened a six-acre, state-of-the-art investor services facility in Franklin, Massachusetts, which handles 48 million pieces of mail each year and fields 25,000 phone calls a day. In 1996, it added a 300,000-square-foot site in Andover, north of Boston, dedicated principally to investor services, including the growing defined contribution plan business. Putnam handled over 65 million transactions for seven million individual shareholders in 1996. It now employs more than 4,000 people primarily in its Boston headquarters and three separate sites in the greater Boston area.

      Future Growth - Putnam's growth prospects are strong, supported by demographic trends throughout the world, the growing preference for mutual funds over other investments and the market share it has gained among its top competitors. Further, defined benefit plan sponsors show an increasing preference for multi-asset class managers such as Putnam, which serves a growing number of clients in a multi-product relationship.

      Double-digit increases through the year 2000 in total industry assets under management, equity mutual funds and defined contribution 401(k) plans are predicted by certain analysts. These increases are being fueled by a rise in disposable income as baby boomers reach their peak saving years. Changes in Social Security in the United States and public retirement systems worldwide also may affect the role of professional money managers.

      Overall, the pool of assets that individuals and companies will need to manage is expected to rise. Total discretionary financial assets in the United States approached $15 trillion in 1996, including $2.4 trillion of mutual fund assets, exclusive of money market funds. The

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                                       15

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Graphic: Illustration incorporating telephone, Putnam documents and computer screen.
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                                       16
mutual fund component could increase significantly over the next five years as more individuals turn to mutual funds as investment and savings vehicles. Demand for professional investment advice will also increase as mutual fund choices multiply, investment portfolios expand and decisions about retirement savings become more complex.

      The two components of Putnam's institutional business, defined benefit and defined contribution plans, each attracted a record level of new clients and assets in 1996. As mutual funds have become the preferred choice for defined contribution 401(k) plans, Putnam's participation in this growing market has increased. Industrywide, total 401(k) plan assets reached over $700 billion in 1996, up significantly in the last five years. Putnam is among the top competitors in the field, having set its sights on becoming the premier plan provider emphasizing performance, quality recordkeeping, education and service.

      Putnam has seen strong interest, with accompanying asset and revenue growth, in the international equity products it offers pension clients and mutual fund shareholders.

                      Putnam's growth prospects are strong,

                  supported by demographic trends, the growing

               preference for mutual funds and the market share it

                     has gained among its top competitors.

It is pursuing a strategy to increase the breadth of its international investment skills and product range, with the goal of becoming a premier global competitor in all aspects of investment management.

      Demand for international investment products is expected to increase over the next five years. Industrywide, institutional investments in international products could grow an average of 15 percent per year, with assets projected to double from $300 billion to $600 billion. Similar growth is expected in international mutual funds, with assets forecasted to double from $250 billion to $500 billion. With demand for a broader product range likely to increase, the ability to offer different styles and a range of products will be critical.

      New international initiatives, combined with anticipated growth in the 401(k) defined contribution business, continuing expansion of distribution channels, improvements in investor services and increased interest in investing among individuals point to significant growth for Putnam in the years ahead.

                                   Consulting

BAR CHART:

                                 REVENUE GROWTH
                                 ($ in millions)

                    76        81        86        91        96
                  ------    ------    ------    ------    ------
                   61.8     101.3      333.0     894.0    1159.0


BAR CHART:
                           REVENUE BY GEOGRAPHIC AREA
                                 ($ in millions)
                               1996: $1.2 billion

     ASIA PACIFIC/                                          UNITED
        OTHER           CANADA          EUROPE              STATES
     -------------      ------          ------              ------
          85.6          101.6           264.8               707.2



PIE CHART:

                               REVENUE BY PRACTICE
                               1996: $1.2 billion

                            MANAGEMENT CONSULTING 19%

                        COMPENSATION & COMMUNICATION 11%

                               ECONOMIC/OTHER 10%

                                 HEALTH CARE 17%

                            PENSION & RETIREMENT 43%


Source for charts: Marsh & McLennan Companies

                       Opportunities for Continued Growth

                                Global competition, privatization, deregulation
and changing demographics are among the conditions that have fueled the growth of Mercer Consulting Group, which reached $1.2 billion in revenue in 1996. These conditions are expected to continue in the future. The need for corporations to seek unbiased, specialist advice on a broad array of complex issues has never been greater.

      Mercer is a leader in the $20 billion human resources and management consulting market, which has grown at double-digit rates over the past decade. The prospects for this market are excellent. Mercer is optimistic that it will increase its position based on its investments in global development, intellectual resources, technology and systems support.

      Business Transformation - Marsh & McLennan Companies recognized the potential of consulting more than 20 years ago when it separated its successful employee benefits operations from insurance broking to form the Mercer consulting organization. Since then, with a separate identity and management structure, Mercer has broadened the scope of its services to become the leading firm specializing in consulting on retirement, health care and compensation programs.

      At the time Mercer was established, 70 percent of its revenue stemmed from retirement consulting. The rapid drive into other consulting areas and new geographies has changed Mercer's practice mix so that today, that figure is less than 45 percent of revenue. Through a series of strategic acquisitions, which it successfully integrated with its existing operations, Mercer has become the global leader in the employee benefits field with the largest market share and an excellent franchise in all strategically important geographic locations. It successfully moved into general management consulting through its acquisition of four consulting firms in the past decade, adding practices in strategy, organization, marketing and logistics. Through its economic consulting subsidiary, it is the leader in providing research and analysis on a wide range of issues related to business and public policy.

      Mercer has set a goal of continued double-digit growth. It is optimistic that it can sustain these results based on its improved market positioning which increasingly puts Mercer among the preferred providers for major corporations seeking outside counsel. This positioning should not only lead to an increase in business for Mercer but also have the effect of reducing the costs of new business development - a key factor in improving profit margins.

      Mercer's optimism about its strong position reflects several industry trends. The first is that multinational companies are looking to partner with consultants who can provide them with resources in all their key locations. Mercer's global expansion has positioned it uniquely to respond to this need. Second, companies' emerging interest in aligning human resources initiatives with overall business strategies - linking reward mechanisms, for example, to the attainment of specific goals - is driving their reliance on consulting firms that can seamlessly integrate a variety of services.

      Mercer continues to seek better ways to utilize its enormous pool of intellectual talent. It is striving to give clients added value by taking advantage of synergies among its services. It is pursuing new growth options by linking skill sets in order to forge new services. An example is

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Graphic on pages 20-21: Landscape illustration incorporating city scene.
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Mercer's launch of a separate health care provider consulting practice to leverage its management consulting and human resources expertise to focus on issues confronting organizations in the health services industry. Excellent prospects for this practice exist worldwide as governments reform their national health care systems.

      The International View - Mercer has established a reputation as an international consulting leader. Demand for its services continues to grow worldwide as both industrialized and developing nations move toward more open marketplaces, and as their political, social and economic systems evolve. Government-owned entities in the telecommunications, utilities and transportation sectors are being privatized. And for all industries, governments are increasingly shifting health and retirement benefits responsibilities to the private sector. Acute problems emerging from an aging population have sparked a crisis in social security systems in many parts of the world. This has important implications for the financing of state pension systems and for employers that are seeking alternative ways of dealing with the increased benefits costs.

      Companies around the world are reacting to accelerated change, new ways of doing business and the sophistication of their customers. Their need for professional advice is increasing. Mercer's prospects for growth are strong based on the wide range of consulting services it provides that help clients meet these challenges in their pursuit of competitive advantage.

--------------------------------------------------------------------------------
Graphic on pages 20-21: Landscape illustration incorporating city scene.
--------------------------------------------------------------------------------

                      Mercer is a global consulting leader.

             Demand for its services continues to grow as countries

                     move toward more open marketplaces and

                political, social and economic systems evolve.

                           Marsh & McLennan Companies
                                   Worldwide

                           Risk and Insurance Services

      MARSH & McLENNAN, INCORPORATED, the world's leader in providing risk management and insurance broking services, advises clients on risk assessment and develops programs utilizing risk retention, risk transfer, strategic risk financing and consulting services. The company provides a single, integrated service to clients throughout the world.

      GUY CARPENTER & COMPANY, INC. is the leading global reinsurance intermediary. Guy Carpenter advises insurance and reinsurance companies on the complex issue of risk management and provides a comprehensive array of support services. The company structures and places reinsurance coverage and other risk-transfer financing with reinsurance firms and capital markets worldwide.

      SEABURY & SMITH, INC. is the leading provider of insurance program management and underwriting management services in North America. Seabury & Smith designs and administers specialized, systems-driven insurance programs primarily for members of affinity groups. The company is also the largest insurance underwriting manager of professional indemnity and directors' and officers' liability insurance in the United Kingdom.

      MARSH & McLENNAN RISK CAPITAL CORP. originates, structures and manages insurance industry investments and provides advisory services on a global basis.

                              Investment Management

      PUTNAM INVESTMENTS, INC., one of the oldest and largest money management organizations in the United States, offers a full range of both equity and fixed income products, invested domestically and globally, for individual and institutional investors. Putnam, which manages more than 95 mutual funds, has over 450 institutional clients and 7 million individual shareholders. It had more than $173 billion in assets under management at year-end 1996.

                                   Consulting

      MERCER CONSULTING GROUP, INC. provides advice and services to the managements of organizations. Mercer, one of the largest consulting firms in the world, is a market leader in human resources, employee benefits and compensation consulting. It is also widely recognized for helping organizations create and execute strategies for profitable growth and for its economic consulting. These areas of expertise are offered by professionals located in major business centers around the world.

               Marsh & McLennan Companies, Inc. and Subsidiaries

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

General

Marsh & McLennan Companies, Inc. and Subsidiaries (the "Company") is a professional services firm with insurance services, investment management and consulting businesses. Approximately 27,000 employees provide analysis, advice and transactional capabilities to clients worldwide.

The consolidated results of operations follow:
================================================================================
(In millions, except per share figures)           1996       1995        1994
--------------------------------------------------------------------------------
Revenue:
Insurance Services                            $1,907.3   $1,963.9    $1,886.5
Investment Management                          1,082.5      750.0       615.4
Consulting                                     1,159.2    1,056.4       933.1
--------------------------------------------------------------------------------
                                               4,149.0    3,770.3     3,435.0
--------------------------------------------------------------------------------
Expense:
Compensation and Benefits                      2,204.3    1,948.8     1,740.2
Other Operating Expenses                       1,170.0    1,126.6     1,024.5
Unusual Charges, net                              59.4       --          --
--------------------------------------------------------------------------------
                                               3,433.7    3,075.4     2,764.7
--------------------------------------------------------------------------------
Operating Income                                $715.3     $694.9      $670.3
================================================================================
Income Before Cumulative
  Effect of Accounting Change                   $459.3     $402.9      $382.0
================================================================================
Net Income                                      $459.3     $402.9      $371.5
================================================================================
Per Share Data:
Income Before Cumulative
  Effect of Accounting Change                   $6.34       $5.53       $5.19
================================================================================
Net Income                                      $6.34       $5.53       $5.05
================================================================================
Average Number of Shares Outstanding             72.4        72.9        73.6
================================================================================

Revenue, derived mainly from commissions and fees, increased 10% in 1996. Excluding The Frizzell Group Limited ("Frizzell"), a U.K.-based insurance program management firm that was sold in June 1996, revenue grew 12% from 1995 primarily due to a 44% increase in the investment management segment, largely attributable to higher assets under management. In addition, increased demand for the Company's consulting services resulted in 10% revenue growth for that segment. Insurance services revenue declined 3% due to the sale of Frizzell. Excluding the impact of Frizzell, insurance services revenue increased 1% in 1996 reflecting growth in insurance broking and insurance program management, offset, in large part, by a decline in reinsurance broking revenue.

In 1995, total revenue increased 10% over 1994 driven principally by 22% growth in the investment management segment, largely attributable to growth in the level of assets under management, and a 13% increase in the consulting segment reflecting strong demand for the Company's consulting services. Insurance services revenue rose 4% in 1995 reflecting a $24 million increase in interest income on fiduciary funds and strong growth in insurance broking in Canada and Continental Europe partially offset by a $25 million decrease in revenue received from the activities of Marsh & McLennan Risk Capital ("MMRC").

Expenses increased 12% in 1996 compared with 1995. Included in 1996 were unusual charges totaling $92.6 million which relate to real estate matters, integration of the Company's worldwide insurance services operations, goodwill write-offs, a provision related to the Lloyd's Reconstruction and Renewal Plan and certain office closings. These charges were offset, in part, by a gain of $33.2 million on the Company's sale of Frizzell in June 1996. Of the net $59.4 million unusual charge, $49.4 million is applicable to insurance services, $8.5 million relates to consulting and $1.5 million is recorded in General Corporate. Excluding the net unusual charges and the impact of only one-half year of Frizzell, expenses increased 12% primarily due to increased incentive compensation levels especially within investment management. Volume-related costs, particularly those associated with higher staff levels, grew for both investment management and consulting as a result of the increased level of business activity.

Operating expenses increased 11% in 1995 primarily due to the impact of staff growth and incentive compensation programs in the investment management and consulting segments commensurate with the higher volume of business, and systems automation initiatives in all operating segments.

Net income for 1996 includes a tax adjustment that reduced the income tax provision by $40 million. The tax adjustment primarily relates to the permanent deployment of funds outside the United States in a tax efficient manner and favorable state and local tax developments in the U.S. The net impact of the tax adjustment and the net unusual charges described above increased earnings per share by $.04 for the year.

The translated values of revenue and expense from the Company's international insurance services and consulting operations are subject to fluctuations due to changes in currency exchange rates. However, the net impact of these fluctuations on the Company's results of operations has not been material.

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which was effective for fiscal years beginning after December 15, 1995. In accordance with this Statement, the Company has provided disclosure in Note 6 to the consolidated financial statements presenting pro forma net income and earnings per share amounts as if employee stock options had been expensed based on their fair value on the grant date, determined using the Black-Scholes option pricing model.

Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." A non-cash charge reflecting the cumulative effect of this accounting change, net of income taxes, totaled $10.5 million or $.14 per share.

Insurance Services

Revenue attributable to the insurance services segment consists primarily of fees paid by clients; commissions and fees paid by insurance and reinsurance companies; interest income on premiums, and in certain cases on claims, collected and not yet remitted to insurers, reinsurers or clients, such funds being held in a fiduciary capacity.

Revenue generated by insurance services is affected by premium rate levels in the property and casualty insurance markets and available insurance capacity, as compensation is frequently related to the premiums paid by insureds. Revenue is also affected by fluctuations in the amount of risk retained by insurance and reinsurance clients themselves, and insured values, the development of new products, markets and services, lost business, merging of clients and the volume of business from new and existing clients, as well as interest rates for fiduciary funds.

The Company has been instrumental in the formation of several substantial insurance and reinsurance entities. MMRC is also an advisor to The Trident Partnership L.P., an independent private investment partnership formed in 1994 to invest selectively in the global insurance and reinsurance industry, and Risk Capital Reinsurance Company, a U.S. reinsurer formed in 1995 to provide traditional and other kinds of reinsurance, both on a stand-alone basis and as part of integrated capital solutions for insurance companies. Through MMRC, the Company receives compensation in various forms including fees, royalties and dividends, as well as appreciation that has been realized on the sale of the Company's holdings in insurance entities it assisted in organizing. These amounts are reflected within the insurance services segment in the applicable line of business to which they apply.

The results of operations for the Company's insurance services segment are presented below:

================================================================================
(In millions of dollars)                             1996       1995       1994
--------------------------------------------------------------------------------
Revenue:
Insurance Broking                                $1,321.3   $1,260.0   $1,209.3
Reinsurance Broking                                 258.5      295.1      298.5
Insurance Program Management                        233.6      306.1      300.0
Interest Income on Fiduciary Funds                   93.9      102.7       78.7
--------------------------------------------------------------------------------
                                                  1,907.3    1,963.9    1,886.5
--------------------------------------------------------------------------------
Expense:
Operating Expenses                                1,544.2    1,574.7    1,480.4
Unusual Charges, net                                 49.4       --         --
--------------------------------------------------------------------------------
                                                  1,593.6    1,574.7    1,480.4
--------------------------------------------------------------------------------
Operating Income                                 $  313.7   $  389.2   $  406.1
================================================================================
Operating Income Margin                              16.4%      19.8%      21.5%
================================================================================

Insurance Broking Revenue

Insurance broking services are provided to clients primarily in connection with risk management and the insurance placement process and involve analyzing various types of property and liability loss exposures including large and complex risks that require access to world insurance markets. Services include insurance broking activities and professional consulting services on risk management issues, including risk analysis, coverage requirements, self insurance, alternative insurance and risk financing methods, claims collection, injury management and loss prevention.

Insurance broking revenue, which is received from a predominantly corporate clientele, increased 5% in 1996. Client revenue rose primarily due to an increase in new business in the United States and Europe offset by declines in commercial property and casualty premium rates worldwide. Global specialty lines of coverage, including financial services, marine and energy, and aviation also experienced strong new business levels. The Company does not expect premium rate levels to improve in the near future and we anticipate that the insurance broking marketplace will continue to be highly competitive.

In 1995, insurance broking revenue increased 4% over 1994 levels. Revenue from MMRC declined $15 million compared with 1994 primarily due to a lower level of realized appreciation on capital deployed in the various insurance entities the Company has helped organize. Client revenue increased primarily due to new business growth in Canada, Continental Europe, Australia and Latin America, along with an increase in certain global specialty lines. In the United States, property premium rates, with the exception of catastrophe coverages, were generally stable while the casualty market experienced renewal rates that were generally down on a year-over-year basis.

Reinsurance Broking Revenue

Reinsurance broking services involve acting as an intermediary for insurance and reinsurance organizations on all classes of reinsurance. The intermediary assists the insurer by providing advice, placing reinsurance coverage with reinsurance organizations located around the world and furnishing related services such as actuarial, financial and regulatory consulting, portfolio analysis and catastrophe modeling. Generally, the purpose of reinsurance is to spread the risk of primary insurance or the reinsurance thereof to lessen the concentration of risk with any one insurance or reinsurance company.

Reinsurance broking revenue in 1996 declined 12% compared with 1995. This decline was primarily due to reduced demand for reinsurance resulting from the consolidation among various U.S. and U.K. insurance companies, reduced reinsurance demand due to higher risk retentions by ceding insurance companies and the impact of lower property catastrophe premium rates.

In 1995, reinsurance broking revenue decreased slightly from 1994. The effect of lower premium rates for property catastrophe and liability reinsurance, along with reduced demand in the London market and a $10 million decrease in MMRC related revenue, was offset in large part by new business.

Insurance Program Management Revenue

The insurance program management operation of Seabury & Smith primarily designs, places and administers life, health, accident, disability, automobile, homeowners and professional liability insurance programs primarily on a group marketing basis to individuals, businesses and their employees, and associations and other affinity groups and their members in the United States and Canada. In addition, it provides underwriting management services to insurers in the United States, Canada and the United Kingdom, primarily for professional liability coverages.

Insurance program management revenue decreased 24% in 1996 due to the sale of Frizzell. Revenue for Seabury & Smith, which comprises the whole of program management subsequent to the sale of Frizzell, increased 6%. This growth was largely the result of increased services provided to corporations and institutions and their employees, along with increased insurance placed on behalf of small businesses.

In 1995, insurance program management revenue increased 2% over 1994. Within North America, revenue rose 7% in 1995. This growth was the result of increased services provided to corporations and institutions and their employees, increased insurance placed on behalf of small businesses, higher revenue from professional liability products in the United States and the acquisition of a U.K.-based company that specializes in providing professional liability insurance products. Revenue for Frizzell, which operated in the United Kingdom, decreased 3% in 1995 as the market for motor and household insurance services was extremely competitive during the year.

Interest Income on Fiduciary Funds

Interest income on fiduciary funds decreased 9% in 1996 due to generally lower average short-term interest rates worldwide. In 1995, interest income on fiduciary funds increased 31% due to generally higher average short-term interest rates throughout the world.

Expense

Insurance services operating expenses decreased 2% in 1996. Excluding the impact of Frizzell, expenses increased 2% reflecting normal salary progressions. The Company's insurance services segment has continued a cost containment program while maintaining the level of expenditures for systems-related improvements.

Expenses for insurance services rose 6% in 1995 primarily reflecting normal salary progressions and spending on technology and systems automation initiatives.

Unusual Charges, net

During 1996, the Company completed the sale of Frizzell for approximately $290 million which resulted in a $33.2 million pretax gain. In addition, pretax charges aggregating $82.6 million were also recorded in the insurance services segment representing a provision of approximately $31 million for U.K. real estate; $17 million for costs related to the integration of the Company's worldwide insurance services operations; $17 million for goodwill write-offs; $15 million related to the Lloyd's Reconstruction and Renewal Plan; and $3 million for office closings. Excluding the impact of the Frizzell gain and the unusual charges, the margin for insurance services was 19.0%.

The results of operations for the Company's insurance services segment by geographic area are presented below:

================================================================================
(In millions of dollars)                      1996          1995          1994
--------------------------------------------------------------------------------
Revenue:
United States                           $  1,025.3    $  1,006.9    $  1,028.1
Europe                                       696.1         784.0         709.9
Canada                                        96.4          93.9          86.7
Pacific Rim and Other                         89.5          79.1          61.8
--------------------------------------------------------------------------------
                                        $  1,907.3    $  1,963.9    $  1,886.5
================================================================================
Operating Income:
United States(a)                        $    155.6    $    186.9    $    216.0
Europe(a)                                    111.9         155.5         150.3
Canada                                        27.0          25.9          23.6
Pacific Rim and Other(a)                      19.2          20.9          16.2
--------------------------------------------------------------------------------
                                        $    313.7    $    389.2    $    406.1
================================================================================

(a) Excluding the unusual charges in 1996, operating income would have been $179.2 million in the United States, $135.7 million in Europe, $21.2 million in the Pacific Rim and Other, and insurance services in total would have been $363.1 million.

The sale of Frizzell caused a decline in both revenue and operating income in Europe in 1996. Operating income also declined in Europe as a result of the unusual charges recorded which primarily related to the U.K. The decline in operating income in the United States reflects reduced reinsurance broking income due to lower revenues, as well as the impact in the U.S. of the unusual charges.

Investment Management

The Company's investment management and related services, which are performed principally in the United States, are provided primarily under the "Putnam" name. The services include securities investment advisory and management services consisting of investment research and management, accounting and related services for a group of publicly held investment companies (the "Putnam Funds"). A number of the open-end funds serve as funding media for variable insurance contracts. Investment management services are also provided to corporate profit sharing and pension funds, state and other government and public employee retirement funds, university endowment funds, charitable foundations, collective investment vehicles and other domestic and foreign institutional accounts. Putnam serves as transfer agent, dividend disbursing agent, registrar and custodian for the Putnam Funds and provides one or more of such services to several external clients. In addition, Putnam provides administrative and trustee services for employee benefit plans (in particular 401(k) plans), IRA's and other clients for which it receives compensation pursuant to service and trust or custodian contracts. Putnam also acts as principal underwriter of the shares of the open-end Putnam Funds, selling primarily through independent broker/dealers, financial planners and financial institutions, including banks, and also directly to certain large 401(k) plans and other institutional accounts. Essentially all of Putnam's mutual funds are available with a contingent deferred sales charge in lieu of a front-end load.

Putnam's revenue is derived primarily from investment management fees received from the Putnam Funds and institutional accounts. Fees paid by the Funds are approved annually by the trustees or shareholders of the Funds and are charged at various rates depending on the individual mutual fund or account and are usually based upon a sliding scale in relation to the level of assets under management and, in certain instances, are also based on investment performance. Management of Putnam and the trustees of the funds regularly review the fund fee structure in light of fund performance, the level and range of services provided, industry conditions and other relevant factors. Putnam also receives compensation for providing certain shareholder and custody services.

The results of operations for the Company's investment management segment are presented below:

================================================================================
(In millions of dollars)                       1996          1995          1994
--------------------------------------------------------------------------------
Revenue                                   $ 1,082.5     $   750.0     $   615.4
Expense                                       744.7         506.5         407.2
--------------------------------------------------------------------------------
Operating Income                          $   337.8     $   243.5     $   208.2
================================================================================
Operating Income Margin                        31.2%         32.5%         33.8%
================================================================================

Revenue

Putnam's revenue increased 44% in 1996 reflecting exceptional growth in the level of assets under management on which management fees are earned. The higher asset level reflected a substantial increase in the level of mutual fund sales, higher equity market valuations and new 401(k) business.

Revenue for Putnam increased 22% in 1995 reflecting strong growth in the level of assets under management on which management fees are earned. The higher asset level reflected significantly higher equity market valuations, mutual fund sales and new 401(k) business.

Expense

Putnam's expenses rose 47% in 1996 reflecting the effect of significantly higher incentive compensation levels, staff growth to support new business, increased costs resulting from the higher level of business activity, and expanding client needs.

Expenses for Putnam increased 24% in 1995 reflecting the effect of staff growth and incentive compensation levels consistent with strong operating performance, costs to develop new systems which were considered necessary to manage the growth of Putnam's client base, and service-related costs including those for a new client service center that became operational in the fourth quarter of 1994.

Year-end and average assets under management are presented below:

================================================================================
(In billions of dollars)                        1996          1995          1994
--------------------------------------------------------------------------------
Mutual Funds:
Domestic Equity                            $    80.0     $    46.8     $    26.2
Taxable Bond                                    29.9          26.0          22.8
Tax-Free Income                                 16.4          16.9          15.2
International Equity                             7.5           3.7           3.0
--------------------------------------------------------------------------------
                                               133.8          93.4          67.2
--------------------------------------------------------------------------------
Institutional Accounts:
Fixed Income                                    19.1          19.0          18.8
Domestic Equity 14.0                             8.9           6.7
International Equity                             6.5           4.4           2.6
--------------------------------------------------------------------------------
                                                39.6          32.3          28.1
--------------------------------------------------------------------------------
Year-end Assets                            $   173.4     $   125.7     $    95.3
================================================================================
Average Assets                             $   148.5     $   109.2     $    93.5
================================================================================

Assets under management are affected by fluctuations in domestic and international bond and stock market prices, by the level of investments and withdrawals for current and new fund shareholders and clients. They are also affected by investment performance, service to clients, the development and marketing of new investment products, the relative attractiveness of the investment style under prevailing market conditions and changes in the investment patterns of clients. Revenue levels are sensitive to all of the factors above, but in particular to significant changes in bond and stock market valuations.

Putnam provides individual and institutional investors with a broad range of equity and fixed income investment products and services designed to meet varying investment objectives and which affords its clients the opportunity to allocate their investment resources among various alternative investment products as changing worldwide economic and market conditions warrant. At the end of 1996, assets held in equity securities represented 62% of assets under management, compared with 51% in 1995, while investments in fixed income products represented 38%, down from 49% last year.

Consulting

The Company provides consulting services to a predominantly corporate clientele from locations around the world, primarily in the areas of human resources and employee benefit programs, including retirement, health care, and compensation; and general management consulting, which comprises strategy, operations and marketing. The Company also provides economic consulting and analysis.

Revenue in the consulting business is affected by changes in clients' industries including government regulation, as well as new products and services, the stage of the economic cycle and broad trends in the management of large organizations.

The results of operations for the Company's consulting segment are presented below:

================================================================================
(In millions of dollars)                      1996           1995          1994
--------------------------------------------------------------------------------
Revenue                                 $  1,159.2     $  1,056.4     $   933.1
--------------------------------------------------------------------------------
Expense:
Operating Expenses                         1,039.8          947.7         836.7
Unusual Charges                                8.5           --            --
--------------------------------------------------------------------------------
                                           1,048.3          947.7         836.7
--------------------------------------------------------------------------------
Operating Income                        $    110.9     $    108.7     $    96.4
================================================================================
Operating Income Margin                        9.6%          10.3%         10.3%
================================================================================

Revenue

Consulting services revenue increased 10% in 1996. Retirement consulting revenue, which represented 43% of the consulting segment, grew 9% in 1996 reflecting higher demand in the United States, Europe and Latin America. Revenue rose 14% in the global compensation practice, 10% in health care consulting and 7% in general management consulting in 1996.

Revenue for consulting services increased 13% in 1995 as demand for services in all major practices increased. After adjusting for the net impact of several small acquisitions, revenue grew approximately 11%. Retirement consulting revenue, which represented 44% of the consulting segment, grew 7% in 1995 reflecting higher demand in the United States, Continental Europe and Latin America. Revenue increased 17% in the global compensation practice, 16% in general management consulting and 10% in health care consulting in 1995.

Expense

Consulting services operating expenses increased 10% in 1996 compared with 1995 primarily reflecting staff growth to support new business, higher incentive compensation and normal salary progressions.

Expenses for the consulting segment increased 13% in 1995. Excluding the effect of acquisitions, 1995 expenses increased approximately 11% reflecting staff growth consistent with increased demand in general management and United States retirement consulting as well as higher systems-related expenses associated with initiatives to expand and increase the efficiency of services provided in the United States.

Unusual Charges

Pretax charges of $8.5 million were recorded in the consulting segment reflecting a provision of approximately $6 million for office realignments and consolidations and $2.5 million for a U.K. real estate matter. Excluding the impact of the unusual charges, the operating income margin for consulting services was 10.3%.

The results of operations for the Company's consulting segment by geographic area are presented below:

================================================================================
(In millions of dollars)                       1996           1995          1994
--------------------------------------------------------------------------------
Revenue:
United States                              $  707.2       $  645.0        $586.4
Europe                                        264.8          240.6         197.3
Canada                                        101.6           90.4          78.4
Pacific Rim and Other                          85.6           80.4          71.0
--------------------------------------------------------------------------------
                                           $1,159.2       $1,056.4        $933.1
================================================================================
Operating Income:
United States(a)                           $   69.6       $   60.4        $ 50.2
Europe(a)                                      24.2           33.9          30.1
Canada                                         15.5           11.5          11.7
Pacific Rim and Other                           1.6            2.9           4.4
--------------------------------------------------------------------------------
                                           $  110.9       $  108.7        $ 96.4
================================================================================

(a) Excluding the unusual charges in 1996, operating income would have been $75.6 million in the United States, $26.7 million in Europe, and consulting in total would have been $119.4 million.

European results for the consulting segment reflect the impact of investments made in information technology, the expansion of retirement consulting, and pressure in an expanding but competitive market for general management consulting. Canadian results reflect improved market conditions coupled with continued expense controls.

Interest

Interest income earned on corporate funds declined to $14.3 million in 1996 compared with $17.7 million in 1995 primarily due to generally lower yields worldwide. Interest expense decreased to $61.6 million in 1996 from $62.8 million in 1995. This decline was due to lower average interest rates on commercial paper borrowings. The average level of commercial paper borrowings was slightly higher than 1995 principally due to the funding of Putnam's prepaid dealer commissions and the cash outflows associated with the Company's share repurchases, which was offset in large part by the cash proceeds realized on the sale of Frizzell.

Interest income earned on corporate funds was $17.7 million in 1995 compared with $11.8 million in 1994 primarily due to higher yields in North America and the United Kingdom. Interest expense increased to $62.8 million in 1995 from $50.6 million in 1994 due to an increase in commercial paper borrowings and higher average interest rates on those borrowings. The higher level of commercial paper borrowings primarily reflected the Company's share repurchase program and its $40 million investment in Risk Capital Reinsurance Company.

Income Taxes

In the fourth quarter, the Company recorded a tax adjustment that reduced the income tax provision by $40 million. The tax adjustment primarily relates to the permanent deployment of funds outside the United States in a tax efficient manner and favorable state and local tax developments in the U.S. Excluding the tax adjustment, the Company's consolidated domestic and foreign tax rate was 37.25% of income before income taxes in 1996 compared with 38.0% in 1995, and 39.5% in 1994. The reductions in the 1996 and 1995 tax rates reflect the continued implementation of tax minimization strategies primarily relating to the Company's non-U.S. operations. The overall tax rates are higher than the U.S. statutory rates primarily because of the impact of state and local income taxes.

Liquidity and Capital Resources

The Company's cash and cash equivalents aggregated $299.6 million at the end of 1996, a decrease of $28.5 million from the end of 1995.

Operating Cash Flows

The Company generated $316.5 million of cash from operations in 1996 compared with $318.1 million in 1995. These amounts reflect the net income earned by the Company in those years adjusted for non-cash charges and working capital changes. Included in the cash flow from operations are the net cash requirements of Putnam's prepaid dealer commissions, which amounted to $338.7 million in 1996 compared with $104.3 million in 1995. The current portion of these prepaid dealer commissions, amounting to $222.8 million and $136.4 million at December 31, 1996 and 1995, respectively, is included in other current assets in the Consolidated Balance Sheets. The long-term portion amounting to $676.6 million and $424.3 million at December 31, 1996 and 1995, respectively, is included in other assets in the Consolidated Balance Sheets. The tax benefit associated with these prepaid dealer commissions is recorded in deferred taxes, the long-term portion of which is included in other liabilities in the Consolidated Balance Sheets.

The increase in accrued compensation and employee benefits in 1996 principally was caused by significantly higher incentive compensation levels consistent with strong operating performance in the investment management segment. The Company anticipates that internally generated funds will be sufficient to meet the Company's foreseeable recurring cash requirements, including dividends, capital expenditures and scheduled repayments of long-term debt.

Financing Cash Flows

Financing activities for the Company reduced cash by $325.0 million in 1996 and by $92.8 million in 1995. Dividends paid by the Company amounted to $239.2 million in 1996 ($3.30 per share) and $217.0 million in 1995 ($2.975 per share). The Company regularly purchases shares of its common stock to meet the requirements of the various stock compensation and benefit programs. The Company purchased 2.5 million shares in 1996 and 1.7 million shares in 1995. The Company used the proceeds from the sale of Frizzell to complete its share repurchases under the three million share authorization of September 1995.

During 1996, the Company executed a new revolving credit facility with several banks to support its commercial paper borrowings and to fund other general corporate requirements. This facility, which expires December 2001, provides that the Company may borrow up to $750 million at market rates of interest which may vary depending upon the level of borrowings and the Company's credit ratings. Outstanding borrowings under the revolving credit facility at December 31, 1996 amounted to $250 million with varying dates of maturity through December 1997. Borrowings under the revolving credit facility have been classified as long-term debt based on the Company's intent and ability to maintain or refinance these obligations on a long-term basis. The Company also maintains other credit facilities, primarily related to operations located outside the United States, aggregating $59.5 million as of December 31, 1996.

The Company has a fixed rate non-recourse mortgage note agreement due in 2009 amounting to $200 million, bearing an interest rate of 9.8%, in connection with its 56% interest in its worldwide headquarters building. Also related to the purchase and renovation of the building, the Company has an interest rate swap that fixes the interest rate on $100 million of variable rate borrowings at approximately 9.5% until February 1999.

Investing Cash Flows

Investing activities for the Company reduced cash by $13.8 million in 1996 and by $198.1 million in 1995. As previously mentioned, the Company sold Frizzell in June 1996. The net addition to cash resulting from the sale was $241.8 million. The Company's capital expenditures, which amounted to $157.3 million in 1996 and $136.9 million in 1995, have primarily related to computer equipment purchases and the refurbishing and modernizing of office facilities.

The Company has been instrumental in developing new sources of insurance capacity. The Company, through MMRC, maintains a minority ownership interest in various entities it assisted in organizing. Many of these investments have been classified as securities available for sale and, as discussed more fully in Note 10 to the consolidated financial statements, the aggregate fair value of these holdings is included in long-term securities in the Consolidated Balance Sheets. The Company, through Marsh & McLennan Risk Capital Holdings, expects to continue to manage and develop further these activities.

Other

The insurance coverage for potential liability resulting from alleged errors and omissions in the professional services provided by the Company includes elements of both risk retention and risk transfer. The Company believes it has adequately reserved for the self-insurance contingencies. Payments related to the respective self-insured layers are made as legal fees are incurred and claims are resolved and generally extend over a considerable number of years. The amounts paid in that regard vary in relation to the severity of the claims and the number of claims active in any particular year. The long-term portion of this liability is included in other liabilities in the Consolidated Balance Sheets.

The Company's policy for funding its tax qualified U.S. defined benefit retirement plan is to contribute amounts at least sufficient to meet the funding requirements set forth in U.S. employee benefit and tax laws. As described more fully in Note 5 to the consolidated financial statements, the plan is currently well funded; consequently, the Company has not been able to make a tax deductible contribution since 1986. Because this situation is expected to continue, a 1997 cash contribution is currently not anticipated. The related long-term pension liability is included in other liabilities in the Consolidated Balance Sheets.

The Company contributes to certain health care and life insurance benefits provided to its retired employees. As described more fully in Note 5 to the consolidated financial statements, the cost of these postretirement benefits for employees in the United States is accrued during the period up to the date employees are eligible to retire, but is funded by the Company as incurred. This postretirement liability is included in other liabilities in the Consolidated Balance Sheets.

Cumulative translation adjustments, a component of stockholders' equity in the Consolidated Balance Sheets, represent the cumulative effect of translating the financial statements of the Company's international operations from functional currencies to U.S. dollars.

Subsequent Events

On March 12, 1997, the Company announced that it had agreed to a business combination with Johnson & Higgins, a leading insurance broking firm. Total consideration of approximately $1.8 billion will be paid by the Company, one third in cash and two thirds in the Company's common stock. The Company will finance the cash portion with bank borrowings and commercial paper. The transaction is expected to close in the second quarter, subject to satisfaction of customary closing conditions, including certain regulatory approvals. In January 1997, the Company purchased Compagnie Europeenne De Courtage d'Assurances et de Reassurances ("CECAR"), an insurance broker in France, for approximately $200 million.

               Marsh & McLennan Companies, Inc. and Subsidiaries

                       Consolidated Statements of Income

==================================================================================================================
For the Three Years Ended December 31, 1996
(In millions, except per share figures)                                             1996         1995         1994
------------------------------------------------------------------------------------------------------------------
Revenue                                                                      $   4,149.0  $   3,770.3  $   3,435.0
Expense                                                                          3,433.7      3,075.4      2,764.7
------------------------------------------------------------------------------------------------------------------
Operating income                                                                   715.3        694.9        670.3
Interest income                                                                     14.3         17.7         11.8
Interest expense                                                                   (61.6)       (62.8)       (50.6)
------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of accounting change              668.0        649.8        631.5
Income taxes                                                                       208.7        246.9        249.5
------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change                               459.3        402.9        382.0
Cumulative effect of accounting change (net of income tax benefit of $7.2)           --           --         (10.5)
------------------------------------------------------------------------------------------------------------------
Net income                                                                   $     459.3  $     402.9  $     371.5
==================================================================================================================
Per share data:
Income before cumulative effect of accounting change                         $      6.34  $      5.53  $      5.19
Cumulative effect of accounting change                                               --           --          (.14)
------------------------------------------------------------------------------------------------------------------
Net income                                                                   $      6.34  $      5.53  $      5.05
==================================================================================================================
Average number of shares outstanding                                                72.4         72.9         73.6
==================================================================================================================

The accompanying notes are an integral part of these consolidated statements.

               Marsh & McLennan Companies, Inc. and Subsidiaries

                          Consolidated Balance Sheets

================================================================================================================
December 31, 1996 and 1995
(In millions of dollars)                                                                        1996        1995
----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents (including interest-bearing amounts
    of $261.1 in 1996 and $290.4 in 1995)                                                 $    299.6  $    328.1
----------------------------------------------------------------------------------------------------------------
  Receivables--
    Commissions and fees                                                                       937.6       830.5
    Advanced premiums and claims                                                                88.5        78.8
    Consumer finance and other                                                                 103.0       271.5
----------------------------------------------------------------------------------------------------------------
                                                                                             1,129.1     1,180.8
    Less--allowance for doubtful accounts                                                      (43.3)      (48.3)
----------------------------------------------------------------------------------------------------------------
    Net receivables                                                                          1,085.8     1,132.5
----------------------------------------------------------------------------------------------------------------
  Other current assets                                                                         363.2       218.5
----------------------------------------------------------------------------------------------------------------
    Total current assets                                                                     1,748.6     1,679.1

Consumer finance receivables, net                                                              --           151.3
Long-term securities                                                                           573.3       411.8
Fixed assets, net                                                                              770.1       757.5
Intangible assets                                                                              545.3       729.7
Other assets                                                                                   907.9       600.1
----------------------------------------------------------------------------------------------------------------
                                                                                          $  4,545.2  $  4,329.5
================================================================================================================

================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt                                                                         $    392.4  $    571.1
  Accrued compensation and employee benefits                                                   391.7       257.4
  Accounts payable and accrued liabilities                                                     447.5       485.4
  Accrued income taxes                                                                         259.6       197.4
  Dividends payable                                                                             65.1        58.2
----------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                1,556.3     1,569.5
----------------------------------------------------------------------------------------------------------------

Fiduciary liabilities                                                                        1,685.9     1,672.6
Less--cash and investments held in a fiduciary capacity                                     (1,685.9)   (1,672.6)
----------------------------------------------------------------------------------------------------------------
                                                                                               --          --
----------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                 458.2       410.6
----------------------------------------------------------------------------------------------------------------
Other liabilities                                                                              642.1       683.9
----------------------------------------------------------------------------------------------------------------
Commitments and contingencies                                                                  --          --
----------------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Preferred stock, $1 par value, authorized 6,000,000 shares, none issued                      --          --
  Common stock, $1 par value, authorized 200,000,000 shares,
    issued 76,794,531 shares in 1996 and 1995                                                   76.8        76.8
  Additional paid-in capital                                                                   148.1       155.5
  Retained earnings                                                                          1,901.6     1,688.4
  Unrealized securities holding gains, net of income taxes                                     221.2       149.2
  Cumulative translation adjustments                                                           (75.7)      (86.7)
----------------------------------------------------------------------------------------------------------------
                                                                                             2,272.0     1,983.2
  Less--treasury shares, at cost, 4,475,571 shares in 1996 and 4,020,742 shares in 1995       (383.4)     (317.7)
----------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                               1,888.6     1,665.5
----------------------------------------------------------------------------------------------------------------
                                                                                          $  4,545.2  $  4,329.5
================================================================================================================

The accompanying notes are an integral part of these consolidated statements.

                Marsh & McLennan Companies, Inc. and Subsidiaries

                     Consolidated Statements of Cash Flows

================================================================================================================
For the Three Years Ended December 31, 1996
(In millions of dollars)                                                                1996      1995      1994
----------------------------------------------------------------------------------------------------------------
Operating cash flows:
  Net income                                                                        $  459.3  $  402.9  $  371.5
    Gain on sale of business                                                           (33.2)     --        --
    Unusual charges                                                                     92.6      --        --
    Depreciation and amortization                                                      139.9     135.1     120.6
    Deferred income taxes                                                              (20.8)     34.7      48.0
    Other liabilities                                                                   19.0      (2.4)    (31.4)
    Cumulative effect of accounting change                                              --        --        10.5
    Prepaid dealer commissions                                                        (338.7)   (104.3)   (111.9)
    Other, net                                                                         (11.9)    (12.4)    (14.2)

  Net changes in operating working capital other than cash and cash equivalents--
    Receivables                                                                        (95.0)   (177.0)    (77.7)
    Other current assets                                                               (61.3)     14.0     (39.2)
    Accrued compensation and employee benefits                                         137.2      35.6      46.9
    Accounts payable and accrued liabilities                                           (20.6)     13.0      53.9
    Accrued income taxes                                                                28.6      (9.6)    (17.5)
    Effect of exchange rate changes                                                     21.4     (11.5)      9.0
----------------------------------------------------------------------------------------------------------------
    Net cash generated from operations                                                 316.5     318.1     368.5
----------------------------------------------------------------------------------------------------------------

Financing cash flows:
  Net (decrease) increase in commercial paper                                         (164.7)     57.4     125.7
  Other borrowings                                                                     254.8     125.8       6.3
  Other repayments                                                                     (91.4)     (8.7)    (11.0)
  Purchase of treasury shares                                                         (230.1)   (137.7)   (142.8)
  Issuance of common stock                                                             143.1      82.6      68.6
  Dividends paid                                                                      (239.2)   (217.0)   (206.4)
  Other, net                                                                             2.5       4.8     (30.2)
----------------------------------------------------------------------------------------------------------------
    Net cash used for financing activities                                            (325.0)    (92.8)   (189.8)
----------------------------------------------------------------------------------------------------------------

Investing cash flows:
  Additions to fixed assets                                                           (157.3)   (136.9)   (149.1)
  Net cash proceeds from sale of business                                              241.8      --        --
  Acquisitions                                                                          (7.1)     (6.8)    (18.4)
  Other, net                                                                           (91.2)    (54.4)    (55.9)
----------------------------------------------------------------------------------------------------------------
    Net cash used for investing activities                                             (13.8)   (198.1)   (223.4)
----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                            (6.2)      6.0       7.6
----------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                       (28.5)     33.2     (37.1)
Cash and cash equivalents at beginning of year                                         328.1     294.9     332.0
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                            $  299.6  $  328.1  $  294.9
================================================================================================================

The accompanying notes are an integral part of these consolidated statements.

                Marsh & McLennan Companies, Inc. and Subsidiaries

                Consolidated Statements of Stockholders' Equity

====================================================================================================================
For the Three Years Ended December 31, 1996
(In millions of dollars, except per share figures)                                      1996        1995        1994
--------------------------------------------------------------------------------------------------------------------
COMMON STOCK
Balance, beginning and end of year                                                $     76.8  $     76.8  $     76.8
--------------------------------------------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                                        $    155.5  $    166.1  $    173.5
Exercise of stock options and related tax benefits                                     (10.2)       (7.5)       (1.9)
Issuance of shares under compensation plans and related tax benefits                     8.0         3.4          .8
Issuance of shares under employee stock purchase plans and related tax benefits         (5.2)       (6.5)       (6.3)
--------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                              $    148.1  $    155.5  $    166.1
--------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance, beginning of year                                                        $  1,688.4  $  1,507.7  $  1,345.7
Net income                                                                             459.3       402.9       371.5
Cash dividends declared--(per share amounts:
  $3.40 in 1996, $3.05 in 1995 and $2.85 in 1994)                                     (246.1)     (222.2)     (209.5)
--------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                              $  1,901.6  $  1,688.4  $  1,507.7
--------------------------------------------------------------------------------------------------------------------

UNREALIZED SECURITIES HOLDING GAINS, NET OF INCOME TAXES
Balance, beginning of year                                                        $    149.2  $     91.6  $    138.6
Realized gains, net of income taxes                                                    (10.9)      (11.4)      (27.6)
Unrealized gains (losses), net of income taxes                                          82.9        69.0       (19.4)
--------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                              $    221.2  $    149.2  $     91.6
--------------------------------------------------------------------------------------------------------------------

CUMULATIVE TRANSLATION ADJUSTMENTS
Balance, beginning of year                                                        $    (86.7) $   (105.4) $   (157.5)
Translation adjustments                                                                 11.0        18.7        52.1
--------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                              $    (75.7) $    (86.7) $   (105.4)
--------------------------------------------------------------------------------------------------------------------

TREASURY SHARES
Balance, beginning of year                                                        $   (317.7) $   (276.2) $   (211.8)
Purchase of treasury shares                                                           (230.1)     (137.7)     (142.8)
Exercise of stock options                                                               95.2        27.4        11.6
Issuance of shares under compensation plans                                              9.9        14.0        15.8
Issuance of shares under employee stock purchase plans                                  59.3        54.8        51.0
--------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                              $   (383.4) $   (317.7) $   (276.2)
--------------------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                                        $  1,888.6  $  1,665.5  $  1,460.6
====================================================================================================================

The accompanying notes are an integral part of these consolidated statements.

                Marsh & McLennan Companies, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                  1 Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Marsh & McLennan Companies, Inc. and all its subsidiaries (the "Company"). Various subsidiaries and affiliates have transactions with each other in the ordinary course of business. All significant intercompany accounts and transactions have been eliminated.

Fiduciary Assets and Liabilities: In its capacity as an insurance broker or agent, the Company collects premiums from insureds and, after deducting its commissions, remits the premiums to the respective insurance underwriters; the Company also collects claims or refunds from underwriters on behalf of insureds. Unremitted insurance premiums and claims are held in a fiduciary capacity. Interest income on these fiduciary funds, included in revenue, amounted to $93.9 million in 1996, $102.7 million in 1995 and $78.7 million in 1994.

Net uncollected premiums and claims and the related payables, amounting to $3.2 billion at December 31, 1996 and $3.1 billion at December 31, 1995, are not included in the accompanying Consolidated Balance Sheets.

In certain instances, the Company advances premiums, refunds or claims to insurance underwriters or insureds prior to collection. These advances are made from corporate funds and are reflected in the accompanying Consolidated Balance Sheets as receivables.

Revenue: Revenue includes insurance commissions, fees for services rendered, compensation for services provided in connection with the formation and capitalization of various insurers and reinsurers, including gains from sales of interests in such entities, commissions on the sale of mutual fund shares and interest income on fiduciary funds. Insurance commissions generally are recorded as of the effective date of the applicable policies or, in certain cases (primarily in the Company's reinsurance and London market operations), as of the effective date or billing date, whichever is later. Fees for services rendered are recorded as earned. Sales of mutual fund shares are recorded on a settlement date basis and commissions thereon are recorded on a trade date basis, in accordance with industry practice.

Cash and Cash Equivalents: Cash and cash equivalents primarily consist of certificates of deposit and time deposits, generally with original maturities of three months or less. The Company maintains a policy providing for the diversification of cash and cash equivalents to limit the concentration of credit risk exposure.

Fixed Assets, Depreciation and Amortization: Fixed assets are stated at cost less accumulated depreciation and amortization. Expenditures for improvements are capitalized. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in income. Expenditures for maintenance and repairs are charged to operations as incurred.

Depreciation of buildings, building improvements, furniture and equipment is provided on a straight-line basis over the estimated useful lives of these assets. Leasehold improvements are amortized on a straight-line basis over the periods covered by the applicable leases or the estimated useful life of the improvement, whichever is less.

The components of fixed assets at December 31, 1996 and 1995 are as follows:

================================================================================
December 31, 1996 and 1995
(In millions of dollars)                                      1996         1995
--------------------------------------------------------------------------------
Land and buildings                                       $   404.9    $   404.6
Furniture and equipment                                      737.4        697.6
Leasehold and building improvements                          323.5        293.8
--------------------------------------------------------------------------------
                                                           1,465.8      1,396.0
Less--accumulated depreciation and amortization             (695.7)      (638.5)
--------------------------------------------------------------------------------
                                                         $   770.1    $   757.5
================================================================================

Intangible Assets: Acquisition costs in excess of the fair value of net assets acquired are amortized on a straight-line basis over periods up to 40 years. Other intangible assets are amortized on a straight-line basis over their estimated lives. The Company periodically assesses the recoverability of intangible assets.

Prepaid Dealer Commissions: Essentially all of the mutual funds marketed by the Company's investment management segment are made available with a deferred sales charge. The related commissions, initially paid by the Company to broker/dealers for distributing the funds, are recovered through charges and fees received over a number of years. The current portion of these prepaid dealer commissions, amounting to $222.8 million and $136.4 million at December 31, 1996 and 1995, respectively, is included in other current assets in the Consolidated Balance

Sheets. The long-term portion amounting to $676.6 million and $424.3 million at December 31, 1996 and 1995, respectively, is included in other assets in the Consolidated Balance Sheets.

Capitalized Software Costs: The Company capitalizes certain computer software costs, principally related to purchased software packages, which are amortized on a straight-line basis not to exceed five years. Unamortized computer software costs amounting to $28.8 million and $9.3 million at December 31, 1996 and 1995, respectively, are included in other assets in the Consolidated Balance Sheets.

Income Taxes: Income taxes provided reflect the current and deferred tax consequences of events that have been recognized in the Company's financial statements or tax returns. U.S. Federal income taxes are provided on unremitted foreign earnings except those that are considered permanently reinvested, which at December 31, 1996 amounted to approximately $315 million. However, if these earnings were not considered permanently reinvested, under current law, foreign tax credits would effectively offset any incremental tax liability which otherwise might be due upon distribution.

Risk Management Instruments: Net amounts received or paid under risk management instruments are included in the Consolidated Statements of Income as incurred.

Per Share Data: Per share data is computed using the average number of shares of the Company's common stock outstanding. The dilutive effect of common stock equivalents is not material.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cumulative Effect of Accounting Change: As discussed in Note 5, effective January 1, 1994 the Company changed its method of accounting for postemployment benefits.

Stock-Based Compensation: Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, pro forma net income and earnings per share information has been presented in Note 6 as required under SFAS No. 123.

Impairment of Long-Lived Assets: In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of." The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

     2 Supplemental Disclosure to the Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

The following schedule provides additional information concerning acquisitions:

================================================================================
For the Three Years Ended December 31, 1996
(In millions of dollars)                           1996        1995        1994
--------------------------------------------------------------------------------
Purchase acquisitions:
   Assets acquired, excluding cash            $    10.4   $    21.9   $    26.5
   Liabilities assumed                             (3.3)       (8.6)       (3.8)
   Issuance of debt and other obligations           --         (6.5)       (4.3)
--------------------------------------------------------------------------------
Net cash outflow for acquisitions             $     7.1   $     6.8   $    18.4
================================================================================

Interest paid during 1996, 1995 and 1994 was $60.2 million, $66.0 million and $48.1 million, respectively.

Income taxes paid during 1996, 1995 and 1994 were $200.0 million, $231.0 million and $222.5 million, respectively.

                        3 Acquisitions and Dispositions
--------------------------------------------------------------------------------

Acquisitions: During 1996, the Company acquired an insurance broking business and various other insurance and reinsurance broking assets for a total cost of $12.7 million in transactions accounted for as purchases. The cost of these acquisitions exceeded the fair value of net assets acquired by $8.2 million.

During 1995, the Company acquired a portion of an insurance broking business and several consulting businesses for a total cost of $15.2 million consisting of cash and future obligations in transactions accounted for as purchases. The cost of these acquisitions exceeded the fair value of net assets acquired by $16.0 million.

During 1994, the Company acquired or increased its interest in several insurance services and consulting businesses for a total cost of $22.7 million consisting of cash and future obligations in transactions accounted for as purchases. The cost of these acquisitions exceeded the fair value of net assets acquired by $21.1 million.

Dispositions: During 1996, the Company sold The Frizzell Group Limited ("Frizzell") for approximately $290 million. A pretax gain of $33.2 million was recorded in the Consolidated Statements of Income.

Subsequent Events: On March 12, 1997, the Company announced that it had agreed to a business combination with Johnson & Higgins, a leading insurance broking firm. Total consideration of approximately $1.8 billion will be paid by the Company. The transaction is expected to close in the second quarter, subject to satisfaction of customary closing conditions, including certain regulatory approvals. In January 1997, the Company purchased Compagnie Europeenne De Courtage d'Assurances et de Reassurances ("CECAR"), an insurance broker in France, for approximately $200 million.

                                 4 Income Taxes
--------------------------------------------------------------------------------

Income before income taxes shown below is based on the geographic location to which such income is attributable. Although income taxes related to such income may be assessed in more than one jurisdiction, the income tax provision corresponds to the geographic location of the income.

================================================================================
For the Three Years Ended December 31, 1996
(In millions of dollars)                         1996          1995         1994
--------------------------------------------------------------------------------
Income before income taxes and
  cumulative effect of accounting
  change:
    U.S.                                    $   436.6     $   381.2    $   377.5
    Other                                       231.4         268.6        254.0
--------------------------------------------------------------------------------
                                            $   668.0     $   649.8    $   631.5
================================================================================
Income taxes:
  Current--
    U.S. Federal                            $    93.8     $    88.9    $    99.9
    Other national governments                   96.4          82.0         71.8
    U.S. state and local                         39.3          41.3         29.8
--------------------------------------------------------------------------------
                                                229.5         212.2        201.5
--------------------------------------------------------------------------------
  Deferred--
    U.S. Federal                                 48.0          24.7         15.5
    Other national governments                  (39.4)          9.2         18.9
    U.S. state and local                        (29.4)           .8         13.6
--------------------------------------------------------------------------------
                                                (20.8)         34.7         48.0
--------------------------------------------------------------------------------
Total income taxes                          $   208.7     $   246.9    $   249.5
================================================================================

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

================================================================================
December 31, 1996 and 1995
(In millions of dollars)                                      1996         1995
--------------------------------------------------------------------------------
Deferred tax assets:
  Accrued expenses not currently deductible              $   248.1    $   179.1
  Accrued retirement benefits                                 72.8         78.4
  Differences related to non-U.S. operations                  69.1         46.7
  Other                                                        8.5         17.5
--------------------------------------------------------------------------------
                                                             398.5        321.7
  Valuation allowance                                        (27.4)       (25.2)
--------------------------------------------------------------------------------
                                                         $   371.1    $   296.5
================================================================================
Deferred tax liabilities:
  Depreciation and amortization                          $    25.3    $    33.9
  Prepaid dealer commissions                                 328.8        254.4
  Safe harbor leasing                                         17.6         22.4
  Unbilled revenue                                            22.9         27.0
  Unrealized securities holding gains                        119.9         81.4
  Differences related to non-U.S. operations                  49.0         68.2
  Other                                                       28.2         12.1
--------------------------------------------------------------------------------
                                                         $   591.7    $   499.4
================================================================================
Balance sheet classifications:
  Other current assets                                   $     4.3    $     5.0
  Accrued income taxes                                        69.8         19.0
  Other liabilities                                          155.1        188.9
================================================================================

The valuation allowance relates to certain foreign deferred income tax assets.

A reconciliation from the U.S. Federal statutory income tax rate to the Company's effective income tax rate is as follows:

================================================================================
For the Three Years Ended
December 31, 1996                                     1996      1995      1994
--------------------------------------------------------------------------------
U.S. Federal statutory rate                          35.00%    35.00%    35.00%
U.S. state and local income taxes--net
  of U.S. Federal income tax benefit                  3.90      4.20      4.50
Differences related to non-U.S
  operations                                         (1.25)     (.90)     (.30)
Tax adjustment                                       (6.00)       --        --
Other                                                 (.40)     (.30)      .30
--------------------------------------------------------------------------------
Effective tax rate                                   31.25%    38.00%    39.50%
================================================================================

During 1996, the Company recorded a tax adjustment that reduced the income tax provision by $40 million. The tax adjustment primarily relates to the permanent deployment of funds outside of the United States in a tax efficient manner and favorable state and local tax developments in the U.S.

Taxing authorities periodically challenge positions taken by the Company on its tax returns. On the basis of present information and advice received from counsel, it is the opinion of the Company's management that any assessments resulting from current tax audits will not have a material adverse effect on the Company's consolidated results of operations or its consolidated financial position.

                             5 Retirement Benefits
--------------------------------------------------------------------------------

The Company maintains pension or profit sharing plans for substantially all employees.

Defined Benefit Plans--U.S.: The Marsh & McLennan Companies Retirement Plan provides benefits to eligible U.S. employees. The benefits under this plan are based on the participants' length of service and compensation, subject to the Employee Retirement Income Security Act of 1974 and Internal Revenue Service
(IRS) limitations. The funding policy for this plan is to contribute amounts at least sufficient to meet the requirements set forth in U.S. employee benefit and tax laws. The plan assets are invested primarily in listed stocks, corporate bonds and U.S. Government Securities.

The Marsh & McLennan Companies Benefit Equalization Program provides those retirement benefits to which U.S. employees would otherwise be entitled under the Marsh & McLennan Companies Retirement Plan if not for IRS limitations.

The Marsh & McLennan Companies Supplemental Retirement Program provides a minimum level of retirement benefits to employees based on the participants' length of service and compensation. The program provides benefits to participants to the extent that the minimum benefit exceeds the aggregate retirement benefit provided by the Marsh & McLennan Companies Retirement Plan, the Marsh & McLennan Companies Benefit Equalization Program and Social Security.

The Company has a plan of funding the vested benefits under the Benefit Equalization and Supplemental Retirement Programs by purchasing annuity contracts periodically.

The components of pension cost for the U.S. defined benefit plans are as follows:

================================================================================
For the Three Years Ended December 31, 1996
(In millions of dollars)                             1996       1995       1994
--------------------------------------------------------------------------------
Service cost                                    $    27.8  $    24.5  $    25.7
Interest cost on projected benefit obligations       60.5       56.0       50.7
Expected return on plan assets                      (81.2)     (73.0)     (70.1)
Net amortization                                     (3.6)      (6.9)      (2.0)
--------------------------------------------------------------------------------
                                                $     3.5  $      .6  $     4.3
================================================================================

The actual returns on plan assets were $138.7 million, $167.2 million and $4.3 million for 1996, 1995 and 1994, respectively. These returns reflect the general securities market conditions experienced in the respective years.

The funded status of the U.S. defined benefit plans and the actuarial assumptions used to measure the projected benefit obligation are as follows:

================================================================================
December 31, 1996 and 1995
(In millions of dollars)                                   1996           1995
--------------------------------------------------------------------------------
Actuarial present value of accumulated
    benefit obligation:
  Vested                                             $    686.5     $    663.4
  Nonvested                                                25.3           19.9
--------------------------------------------------------------------------------
                                                     $    711.8     $    683.3
================================================================================
Projected benefit obligation                         $    797.7     $    783.8
Fair value of plan assets                                 947.1          841.1
--------------------------------------------------------------------------------
                                                          149.4           57.3
Unrecognized net gain from past experience
  different from that assumed                            (170.8)         (91.2)
Unrecognized prior service cost                            21.4           27.7
Unrecognized SFAS No. 87 transition amount                (37.0)         (41.5)
--------------------------------------------------------------------------------
Accrued pension liability                            $    (37.0)    $    (47.7)
================================================================================
Actuarial assumptions:
  Discount rate                                             8.0%           7.5%
  Weighted average rate of
    compensation increase                                  4.75%          4.25%
  Expected long-term rate of return
    on plan assets                                           10%            10%
================================================================================

In 1996, the discount rate used to value the liabilities of the U.S. defined benefit plans was increased to reflect current interest rates of high quality fixed income debt securities. Assumptions, including projected compensation increases and potential cost of living adjustments for retirees, were also revised to reflect current expectations as to future levels of inflation.

Defined Benefit Plans--Non-U.S.: The Company maintains various plans that provide benefits to eligible non-U.S. employees. The benefits under these plans are based on the participants' length of service and compensation. The funding policy for these plans is to contribute amounts at least sufficient to meet the requirements under foreign government regulations. The plans' assets are primarily invested in listed stocks, bonds and time deposits. The information presented below reflects the disposition of Frizzell in 1996.

The components of pension expense for the significant non-U.S. defined benefit plans are as follows:

================================================================================
For the Three Years Ended December 31, 1996
(In millions of dollars)                             1996       1995       1994
--------------------------------------------------------------------------------
Service cost                                    $    31.5  $    34.7  $    32.3
Interest cost on projected benefit
  obligations                                        51.2       57.2       45.1
Expected return on plan assets                      (74.5)     (82.1)     (68.4)
Net amortization                                     (6.3)      (6.4)      (6.9)
--------------------------------------------------------------------------------
                                                $     1.9  $     3.4  $     2.1
================================================================================

The actual returns on plan assets were $106.2 million, $139.6 million and ($31.7) million for 1996, 1995 and 1994, respectively. These returns reflect the general securities market conditions experienced in the respective years and the impact of currency exchange rate fluctuations.

The funded status of the significant non-U.S. defined benefit plans and the weighted average actuarial assumptions used to measure the projected benefit obligation are as follows:

================================================================================
December 31, 1996 and 1995
(In millions of dollars)                                    1996          1995
--------------------------------------------------------------------------------
Actuarial present value of accumulated
    benefit obligation:
  Vested                                               $   624.7     $   614.4
  Nonvested                                                  8.3           6.4
--------------------------------------------------------------------------------
                                                       $   633.0     $   620.8
================================================================================
Projected benefit obligation                           $   724.2     $   720.1
Fair value of plan assets                                  947.8         908.4
--------------------------------------------------------------------------------
                                                           223.6         188.3
Unrecognized net gain from past experience
  different from that assumed                              (89.3)        (56.1)
Unrecognized prior service benefit                          (2.7)         (4.0)
Unrecognized SFAS No. 87 transition amount                 (24.6)        (28.7)
--------------------------------------------------------------------------------
Prepaid pension cost                                   $   107.0     $    99.5
================================================================================
Actuarial assumptions:
  Discount rate                                              8.2%          8.4%
  Weighted average rate of
    compensation increase                                    6.0%          6.3%
  Expected long-term rate of
    return on plan assets                                    9.6%          9.8%
================================================================================

In 1996, the discount rates used to value the liabilities of the non-U.S. plans were decreased to reflect current worldwide interest rates. Assumptions, including projected compensation increases and potential cost of living adjustments for retirees, were also revised to reflect current expectations as to future levels of inflation. The increase in the accumulated benefit obligation and the projected benefit obligation reflect, in part, the impact of the change in these assumptions and the impact of foreign exchange rate fluctuations.

Postretirement Benefits: The Company contributes to the cost of certain health care and life insurance benefits provided to its retired employees. The amount of the Company's contribution, if any, is based, in part, on the employees length of service with the Company. The cost to the Company of these postretirement benefits is principally associated with employees in the United States, as retired employees outside the United States receive these benefits, in large part, from governmental health care programs. United States employees become eligible for these benefits if they attain retirement age while working for the Company, subject in certain instances to minimum service requirements. The cost of these postretirement benefits is accrued during the period up to the date employees are eligible to retire, but is funded by the Company as incurred.

The components of the United States postretirement benefits costs are as follows:

================================================================================
For the Three Years Ended December 31, 1996
(In millions of dollars)                               1996       1995      1994
--------------------------------------------------------------------------------
Service cost                                           $1.5       $1.4      $1.6
Interest cost on accumulated
  postretirement benefits                               6.5        6.6       6.2
Net amortization                                        (.9)       (.6)      --
--------------------------------------------------------------------------------
                                                       $7.1       $7.4      $7.8
================================================================================

The accumulated postretirement benefit obligation at December 31, 1996 and 1995 is as follows:

================================================================================
December 31, 1996 and 1995
(In millions of dollars)                                       1996         1995
--------------------------------------------------------------------------------
Retirees                                                     $ 60.2       $ 59.5
Fully eligible active plan participants                        11.9         14.3
Other active plan participants                                 15.8         18.9
--------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation                                                   87.9         92.7
Unrecognized net gain from past experience
  different from that assumed                                  14.8          5.5
--------------------------------------------------------------------------------
Accrued postretirement liability                             $102.7       $ 98.2
================================================================================

The discount rates used in determining the accumulated postretirement benefit obligations were 8% and 7-1/2% for 1996 and 1995, respectively. The assumed health care cost trend rate was approximately 9% in 1996, gradually declining to 4% in the year 2040. A 1% increase in the assumed health care cost trend rates for each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $10.1 million and the postretirement benefit expense for the year then ended by $1.2 million.

In 1996, the discount rate used to value the accumulated postretirement benefit obligation was increased to reflect current interest rates of high quality fixed income debt securities. The decrease in the accumulated postretirement benefit obligation primarily reflects the impact of the change in the discount rate.

Defined Contribution Plans: The Company maintains certain defined contribution plans for its employees, including the Marsh & McLennan Companies Stock Investment Plan ("SIP") and the Putnam Investments, Inc. Profit Sharing Retirement Plan (the "Putnam Plan"). Under these plans, eligible employees may contribute a percentage of their base salary, subject to certain limitations. For the SIP, the Company matches a portion of the employees' contributions, while under the Putnam Plan the contributions are at the discretion of the Company subject to IRS limitations. The cost of these defined contribution plans was $39.5 million, $35.3 million and $32.6 million for 1996, 1995 and 1994, respectively.

Postemployment Benefits: Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect of the change in accounting recorded in 1994 amounted to $10.5 million ($.14 per share). This noncash charge represents the accumulated postemployment benefit obligation at January 1, 1994 ($17.7 million), partially reduced by a deferred income tax benefit ($7.2 million).

                             6 Stock Benefit Plans
--------------------------------------------------------------------------------

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As a result, the Company has elected to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and will provide additional pro forma disclosures required by SFAS 123. The adoption of this standard will not have an impact on the Company's financial position or results of operations.

In accordance with APB 25, no compensation cost has been recognized in the Consolidated Statements of Income for the Company's stock option and stock purchase plans. Had compensation cost for the Company's stock-based compensation plans been determined consistent with the fair value method contained in SFAS 123, the Company's net income and earnings per share for 1996 and 1995 would have been reduced to the pro forma amounts indicated below:

================================================================================
(In millions of dollars, except per share figures)              1996        1995
--------------------------------------------------------------------------------
Net Income:
  As reported                                               $  459.3    $  402.9
  Pro forma                                                 $  447.9    $  400.0
Earnings Per Share:
  As reported                                               $   6.34    $   5.53
  Pro forma                                                 $   6.19    $   5.49
================================================================================

The fair value of each option grant included in the pro forma net income shown above is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 3.5%; expected volatility of 14%; risk-free interest rate of 6.0% and 6.4%; and an expected life of 5 years. The compensation cost as generated by the Black-Scholes model, may not be indicative of the future benefit, if any, that may be received by the option holder.

The pro forma information reflected above may not be representative of the amounts to be expected in future years as the fair value method of accounting contained in SFAS 123 has not been applied to options granted prior to January 1995.

Incentive and Stock Award Plan: In 1992, the Company's stockholders approved the Marsh & McLennan Companies, Inc. 1992 Incentive and Stock Award Plan (the "1992 Plan") under which awards may be granted to employees of the Company. The types of awards permitted include stock options, restricted stock, restricted stock units payable in Company common stock or cash, and other stock-based awards. The Compensation Committee of the Board of Directors (the "Compensation Committee") determines, in its discretion, which eligible employees will receive awards, the types of awards to be received and the terms and conditions thereof. The plan contains provisions which, in the event of a change in control of the Company, may accelerate the vesting of the awards. Awards relating to not more than 8,200,000 shares of common stock, plus such number of shares remaining unused under the 1988 Incentive and Stock Award Plan (the "1988 Plan"), which was terminated as to future awards and superseded by the 1992 Plan, may be made over the five-year life of the 1992 Plan. There were 2,331,444 and 3,533,216 shares available for awards at December 31, 1996 and 1995, respectively.

Stock Options: Options granted under the 1992 Plan may be designated as incentive stock options or as non-qualified stock options. The Compensation Committee shall determine the terms and conditions of the option, including the time or times at which an option may be exercised, the methods by which such exercise price may be paid and the form of such payment. Except under certain limited circumstances, no stock option may be granted with an exercise price of less than the fair market value of the stock at the time the stock option is granted.

Stock option transactions under the 1992 Plan and prior plans are as follows:

========================================================================================================================
                                              1996                           1995                         1994
                                   --------------------------    ---------------------------   -------------------------
                                             Weighted Average               Weighted Average              Exercise Price
                                      Shares   Exercise Price       Shares    Exercise Price      Shares       Per Share
------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period     8,720,795          $ 80.63    8,121,141           $ 79.83   7,922,248    $22.78-93.63
Granted                            1,374,060          $ 95.09    1,132,790           $ 79.02     609,600    $74.94-88.00
Exercised                         (1,287,030)         $ 70.64     (359,616)          $ 55.44    (186,297)   $22.78-79.31
Forfeited                           (252,348)         $ 85.50     (173,520)          $ 84.74    (224,410)   $49.38-93.63
                                   ---------                     ---------                     ---------
Balance at end of period           8,555,477          $ 84.31    8,720,795                     8,121,141
========================================================================================================================
Options Exercisable at year end    5,489,665                     5,662,022                     5,093,481
========================================================================================================================

The following table summarizes information about stock options outstanding at December 31, 1996:

================================================================================================================
                                      Options Outstanding                           Options Exercisable
                      ------------------------------------------------        ----------------------------------
                                     Weighted Average         Weighted                              Weighted
Range of              Outstanding           Remaining          Average        Exercisable            Average
Exercise Price        at 12/31/96    Contractual Life   Exercise Price        at 12/31/96     Exercise Price
----------------------------------------------------------------------------------------------------------------
$49.37-73.88            1,277,983           2.7 years           $62.51          1,277,983           $62.51
$74.37-93.57            3,013,282           6.1 years           $79.72          1,978,068           $79.67
$93.62-100.07           4,264,212           7.1 years           $94.09          2,233,614           $93.63
                        ---------                                               ---------
                        8,555,477           6.1 years           $84.31          5,489,665           $81.36
================================================================================================================

The weighted average exercise prices for exercisable options at December 31, 1996 and 1995 was $81.36 and $77.40, respectively. The weighted average fair value of options granted during the years ended December 31, 1996 and 1995 was $14.70 and $12.99 per share, respectively.

Restricted Stock: Under the 1992 Plan, restricted shares of the Company's common stock may be awarded and shall be subject to such restrictions on transferability and other restrictions, if any, as the Compensation Committee may impose. The Compensation Committee may also determine when and under what circumstances the restrictions may lapse and whether the participant shall have the rights of a stockholder, including, without limitation, the right to vote and receive dividends. Unless the Compensation Committee determines otherwise, restricted stock that is still subject to restrictions shall be forfeited upon termination of employment.

There were 52,800, 95,900 and 59,900 restricted shares granted in 1996, 1995 and 1994, respectively, under the 1992 Plan. The Company recorded compensation expense of $5.7 million in 1996 and 1995 and $4.9 million in 1994, related to these shares. Shares that have been granted become unrestricted at the earlier of January 1 of the eleventh year following the grant or the recipient's normal retirement date or, for shares granted after 1987, the recipient's actual retirement date if later than the normal retirement date.

Restricted Stock Units: Restricted stock units, payable in stock or cash, may be awarded under the 1992 Plan. The Compensation Committee shall determine the restrictions on such units, when the restrictions shall lapse, when the shares of stock shall vest and be paid, and upon what terms the units shall be forfeited.

There were 39,759, 67,564 and 33,818 restricted stock units awarded during 1996, 1995 and 1994, respectively, under the 1992 Plan. The Company recorded compensation expense of $4.7 million, $2.9 million and $2.5 million in 1996, 1995 and 1994, respectively, related to restricted stock units.

Stock Purchase Plans: In May 1994, the Company's stockholders approved an employee stock purchase plan (the "1994 Plan") to replace the 1990 Employee Stock Purchase Plan which terminated on September 30, 1994 following its fourth annual offering. Under these plans, eligible employees may purchase shares of the Company's common stock, subject to certain limitations, at prices not less than 85% of the lesser of the fair market value of the stock at the beginning or end of any offering period. Under the 1994 Plan, no more than 4,000,000 shares of the Company's common stock plus the remaining unissued shares in the 1990 Plan may be sold. Employees purchased 653,000, 682,000 and 649,000 shares in 1996, 1995 and 1994, respectively. At December 31, 1996, 3,096,000 shares were available for issuance under the 1994 Plan. During 1995, the Company's Board of Directors approved the Marsh & McLennan Companies Stock Purchase Plan for International Employees (the "International Plan") which is similar to the 1994 Plan. Under the International Plan, no more than 500,000 shares of the Company's common stock may be sold. At December 31, 1996, 495,000 shares were available for issuance under the International Plan. The fair value of each employee purchase right granted under these Stock Purchase Plans is included in the pro forma net income shown above during 1996 and 1995 and was estimated using the Black-Scholes model with the following assumptions: dividend yield of 3.5%; expected life of 1 year; expected volatility of 14%; and risk-free interest rate of 5.6%. The weighted average fair value of each purchase right granted in 1996 and 1995 was $19.14 and $17.53, respectively.

                            7 Long-term Obligations
--------------------------------------------------------------------------------

The Company leases office facilities, equipment and automobiles under noncancelable operating leases. These leases expire on varying dates; in some instances contain renewal and expansion options; do not restrict the payment of dividends or the incurrence of debt or additional lease obligations; and contain no significant purchase options. In addition to the base rental costs, occupancy lease agreements generally provide for rent escalations resulting from increased assessments for real estate taxes and other charges. Approximately 93% of the Company's lease obligations are for the use of office space.

The accompanying Consolidated Statements of Income include net rental costs of $217.3 million, $218.1 million and $206.7 million for 1996, 1995 and 1994, respectively, after deducting rentals from subleases ($8.4 million in 1996, $9.1 million in 1995 and $8.8 million in 1994).

At December 31, 1996, the aggregate future minimum rental commitments under all noncancelable operating lease agreements are as follows:

================================================================================
For the Years Ending              Gross           Rentals                 Net
December 31,                     Rental              from              Rental
(In millions of dollars)    Commitments         Subleases         Commitments
--------------------------------------------------------------------------------
1997                             $168.8             $ 6.6              $162.2
1998                              135.3               4.4               130.9
1999                              111.1               2.9               108.2
2000                               92.6               1.8                90.8
2001                               73.6               1.4                72.2
Subsequent years                  312.2               5.2               307.0
--------------------------------------------------------------------------------
                                 $893.6             $22.3              $871.3
================================================================================

During 1994, the Company entered into agreements with various service companies to outsource certain information systems activities and responsibilities which previously were performed by the Company. Under these agreements, the Company is required to pay minimum annual service charges. Additional fees may be payable depending upon the volume of transactions processed with all future payments subject to increases for inflation. At December 31, 1996, the aggregate fixed future minimum commitments under these agreements are as follows:


================================================================================
                                                                          Future
For the Years Ending December 31,                                        Minimum
(In millions of dollars)                                             Commitments
--------------------------------------------------------------------------------
1997                                                                      $ 25.9
1998                                                                        24.7
1999                                                                        13.6
2000                                                                         9.4
2001                                                                         9.0
Subsequent years                                                            21.5
--------------------------------------------------------------------------------
                                                                          $104.1
================================================================================

                               8 Short-term Debt
--------------------------------------------------------------------------------

The Company's outstanding short-term debt is as follows:

================================================================================
December 31, 1996 and 1995
(In millions of dollars)                                    1996            1995
--------------------------------------------------------------------------------
Commercial paper                                       $   387.6       $   352.0
Consumer finance borrowings                                   --           135.6
Bank loans                                                    --            79.7
Current portion of long-term debt                            4.8             3.8
--------------------------------------------------------------------------------
                                                       $   392.4       $   571.1
================================================================================

The weighted average interest rates on outstanding borrowings at December 31, 1996 and 1995 are as follows:

================================================================================
                                                            1996            1995
--------------------------------------------------------------------------------
Commercial paper                                             5.9%           5.8%
Consumer finance borrowings                                   --            7.3%
Bank loans                                                    --            4.3%
================================================================================

During 1996, the Company executed a new revolving credit facility with several banks to support its commercial paper borrowings and to fund other general corporate requirements. This facility, which expires December 2001, provides that the Company may borrow up to $750 million at market rates of interest which may vary depending upon the level of borrowings and the Company's credit ratings. Commitment fees of 7 basis points are payable on any unused portion. The facility requires the Company to maintain consolidated net worth of at least $1 billion and contains other restrictions relating to consolidations, mergers and the sale or pledging of assets.

The Company maintains credit facilities with various banks, primarily related to operations located outside of the United States, aggregating $59.5 million.

                                9 Long-term Debt
--------------------------------------------------------------------------------

The Company's outstanding long-term debt is as follows:

================================================================================
December 31, 1996 and 1995
(In millions of dollars)                                   1996             1995
--------------------------------------------------------------------------------
Revolving credit facility                             $   250.0        $      --
Commercial paper                                             --            200.0
Mortgage--9.8% due 2009                                   200.0            200.0
Mortgage--7.25% due 1999                                    4.2              3.9
Other                                                       8.8             10.5
--------------------------------------------------------------------------------
                                                          463.0            414.4
Less current portion                                        4.8              3.8
--------------------------------------------------------------------------------
                                                      $   458.2        $   410.6
================================================================================

Outstanding borrowings under the revolving credit facility at December 31, 1996 amounted to $250 million with varying dates of maturity through December 1997. Borrowings under the revolving credit facility have been classified as long-term debt based on the Company's intent and ability to maintain or refinance these obligations on a long-term basis. The weighted average interest rate associated with these borrowings was 5.9%.

The Company has a 20-year fixed rate non-recourse mortgage note agreement amounting to $200 million, bearing an interest rate of 9.8%, in connection with its 56% interest in its worldwide headquarters building. In the event the mortgage is foreclosed following a default, the Company would be entitled to remain in the space and would be obligated to pay rent sufficient to cover interest on the notes or, starting in 1999, at fair market value if greater.

The Company has an interest rate swap which was entered into as part of the acquisition and renovation of the Company's worldwide headquarters which fixes the interest rate at approximately 9.5% on $100 million of variable rate borrowings until February 1999. The weighted average interest rate received on this swap at December 31, 1996, 1995 and 1994 was 5.7%, 6.1% and 4.6%,
respectively. The difference between the fixed rate and the weighted average rate is included in interest expense in the Consolidated Statements of Income.

Scheduled repayments of long-term debt, excluding the revolving credit facility described above, in 1997 and in the two succeeding years are $4.8 million, $1.9 million, and $4.3 million, respectively. No repayments are scheduled for the years 2000 and 2001.

                            10 Financial Instruments
--------------------------------------------------------------------------------

The estimated fair value of the Company's significant financial instruments is provided below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Company would realize upon disposition nor do they indicate the Company's intent or ability to dispose of the financial instrument.

Cash and Cash Equivalents: The estimated fair value of the Company's cash and cash equivalents approximates their carrying value.

Long-term Investments: The Company has certain long-term investments, for which there are no readily available market prices, amounting to $53.9 million and $77.5 million at December 31, 1996 and 1995, respectively, which are carried on a cost basis. Based on present information, the Company believes that the cost of these investments approximates their fair value.

Short-term and Long-term Debt: The fair value of the Company's short-term debt, which consists primarily of commercial paper borrowings, approximates its carrying value. The estimated fair value of the $200 million mortgage on the Company's worldwide headquarters building is approximately $238 million and $250 million at December 31, 1996 and 1995, respectively, based on discounted future cash flows using interest rates available for debt with similar terms and remaining maturities. The estimated fair value of borrowings under the revolving credit facility approximates the carrying value.

Off-balance Sheet Instruments: The fair value of the Company's $100 million interest rate swap has been estimated as a liability of approximately $8 million and $13 million at December 31, 1996 and 1995, respectively. These calculations are based on discounted future cash flows taking into account the current interest rate environment.

Unrealized Securities Holding Gains: The Company has classified as available for sale primarily equity securities having an aggregate fair value of $519.4 million and $334.3 million at December 31, 1996 and 1995, respectively. Gross unrealized gains, amounting to $341.1 million and $230.6 million at December 31, 1996 and 1995, respectively, have been excluded from earnings and reported as a separate component of stockholders' equity, net of deferred income taxes.

Proceeds from the sale of available for sale securities for the years ended December 31, 1996 and 1995 were $28.3 million and $53.7 million, respectively. Gross realized gains on available for sale securities sold during 1996 and 1995 amounted to $17.5 million and $23.2 million, respectively. The cost of securities sold is determined using the average cost method for equity securities.

A portion of insurance fiduciary funds which the Company holds to satisfy fiduciary obligations are invested in high quality debt securities which are generally held to maturity. The difference between cost and fair value of these investments is not material.

                                11 Unusual Items
--------------------------------------------------------------------------------

During 1996, the Company completed the sale of Frizzell for approximately $290 million which resulted in a $33.2 million pretax gain. In addition, pretax charges aggregating $92.6 million were also recorded. These charges represent a provision of approximately $33.5 million primarily for U.K. real estate; $17 million for costs related to the integration of the Company's worldwide insurance services operations; $17 million for goodwill write-offs; $15 million related to the Lloyd's Reconstruction and Renewal Plan; and $10.1 million primarily related to office closings. The net impact of the unusual items described above and the tax adjustment discussed in Note 4 increased earnings per share by $.04 for the year.

                         12 Consumer Finance Operation
--------------------------------------------------------------------------------

As discussed in Note 3, the Company sold Frizzell during 1996. The Frizzell Bank Limited ("FBL"), an authorized institution under the United Kingdom Banking Act 1987 and a subsidiary of Frizzell, provided affinity group members with a variety of financial services including insurance premium financing programs, unsecured and secured loans and credit cards. These loans were financed by the acceptance of deposits from the affinity group members and through bank borrowings.

Consumer finance receivables, which included both fixed and variable rate loans, amounted to $288.9 million (net of allowance for doubtful accounts of $10.9 million) at December 31, 1995. The long-term and current portion of these consumer finance receivables amounted to $157.6 million and $142.2 million, respectively.

Customer deposits with one to three year terms at fixed interest rates amounted to $98.9 million at December 31, 1995. The long-term portion of these customer deposits amounted to $60.9 million and was included in other liabilities in the Consolidated Balance Sheets. The current portion of customer deposits was included in accounts payable and accrued liabilities.

                           13 Shareholder Rights Plan
--------------------------------------------------------------------------------

Under the Company's Shareholder Rights Plan each common share has one Right attached to it. Under the plan, the Rights generally become exercisable after a person or group (i) acquires 15% or more of the Company's outstanding common stock or (ii) commences a tender offer that would result in such person or group owning 30% or more of the Company's common stock. When the Rights first become exercisable, a holder will be entitled to buy from the Company one one-hundredth of a share of a new series of Series A Junior Participating Preferred Stock of the Company at a purchase price of $210. Alternatively, if any person acquires 15% or more of the Company's common stock except pursuant to an offer for all shares at a fair price or if a 15% holder acquires the Company by means of a reverse merger in which the Company and its stock survive, each Right not owned by a 15% or more shareholder would become exercisable for common stock of the Company (or, in certain circumstances, other consideration) having a market value equal to twice the exercise price of the Right. If the Company is involved in a merger or other business combination when there is a 15% or more stockholder of the Company, the Rights will entitle a holder to buy shares of common stock of the acquiring company having a market value of twice the exercise price of each Right. The Rights expire on September 28, 1997, unless redeemed earlier.

                  14 Claims, Lawsuits and Other Contingencies
--------------------------------------------------------------------------------

The Company and its subsidiaries are subject to claims and lawsuits that arise in the ordinary course of business, consisting principally of alleged errors and omissions in connection with the placement of insurance or reinsurance and in rendering investment and consulting services. Some of these claims and lawsuits seek damages, including punitive damages, in amounts which could, if assessed, be significant.

Among these is a group of claims relating to reinsurance contracts placed by reinsurance broking subsidiaries of the Company that were called into question. In general, these contracts concern so-called run-off exposures under which reinsurers assumed some or all remaining liability for claims against Lloyd's syndicates or other London insurers on policies, typically written in the past over a period of many years and sometimes without aggregate limits. Over several years, disputes concerning these contracts and involving cedants, reinsurers, members of syndicates, their underwriting and members' names agencies and, in some instances, subsidiaries of the Company have been negotiated, litigated or deferred. As part of the Lloyd's Reconstruction and Renewal ("R&R") Plan, most of this group of claims have been extinguished or assigned to the reinsurance entity created to effectuate the R&R Plan. The Company believes that its subsidiaries performed their reinsurance broking services in conformity with accepted and customary practices in the London market.

Subsidiaries of the Company in the course of their consulting and insurance activities advised certain clients in connection with their purchase of guaranteed investment contracts and annuities issued by Executive Life Insurance Company, which is in rehabilitation under the supervision of the California Insurance Department. Some of those clients as well as the Company's subsidiaries have been or may be involved in claims or lawsuits relating to losses in connection with those investments. In some instances, the subsidiaries have entered into agreements extending the time in which possible claims may be asserted against them, or have engaged in negotiating the deferral or resolution of claims and litigation. The Company believes that its subsidiaries acted in a proper and professional manner in connection with these matters.

On the basis of present information, available insurance coverage and advice received from counsel, it is the opinion of the Company's management that the disposition or ultimate determination of these claims and lawsuits will not have a material adverse effect on the Company's consolidated results of operations or its consolidated financial position.

15 Segmentation of Activity by Type of Service and Geographic Area of Operation
--------------------------------------------------------------------------------

The Company, a professional services firm, operates in three principal business segments: insurance services, investment management and consulting. Operating income for each type of service is after deductions for all directly related expenses and allocations of common expenses. General corporate expenses primarily are comprised of employee compensation and benefits and related occupancy costs for administrative personnel. General corporate assets primarily consist of cash and cash equivalents, deferred income tax assets and a portion of the Company's headquarters building.

The following table presents information about the Company's operations by type of service and geographic area:

============================================================================================
For the Three Years Ended December 31, 1996
                                                                Depreciation &
                                       Operating  Identifiable     Amortization       Capital
(In millions of dollars)      Revenue     Income        Assets  of Fixed Assets  Expenditures
---------------------------------------------------------------------------------------------
Type of Service:
1996--(a)
  Insurance Services        $ 1,907.3   $  313.7     $ 1,926.8          $  64.5       $  66.7
  Investment Management       1,082.5      337.8       1,457.6             27.4          52.4
  Consulting                  1,159.2      110.9         679.6             22.6          32.7
  General Corporate              --        (47.1)        481.2              4.0           5.5
---------------------------------------------------------------------------------------------
                            $ 4,149.0   $  715.3     $ 4,545.2          $ 118.5       $ 157.3
=============================================================================================
1995--
  Insurance Services        $ 1,963.9   $  389.2     $ 2,193.6          $  65.6       $  77.2
  Investment Management         750.0      243.5         997.9             21.5          29.4
  Consulting                  1,056.4      108.7         638.4             20.4          25.7
  General Corporate              --        (46.5)        499.6              3.9           4.6
---------------------------------------------------------------------------------------------
                            $ 3,770.3   $  694.9     $ 4,329.5          $ 111.4       $ 136.9
=============================================================================================
1994--
  Insurance Services        $ 1,886.5   $  406.1     $ 2,021.9          $  62.0       $  70.9
  Investment Management         615.4      208.2         763.5             16.0          44.3
  Consulting                    933.1       96.4         568.4             17.9          32.3
  General Corporate              --        (40.4)        476.8              3.7           1.6
---------------------------------------------------------------------------------------------
                            $ 3,435.0   $  670.3     $ 3,830.6          $  99.6       $ 149.1
=============================================================================================

Geographic Area:
1996--(a)
  United States             $ 2,809.2   $  566.3     $ 2,863.6
  Europe                        967.1      136.9         951.6
  Canada                        198.0       42.5         111.8
  Pacific Rim and Other         174.7       16.7         137.0
  General Corporate              --        (47.1)        481.2
--------------------------------------------------------------
                            $ 4,149.0   $  715.3     $ 4,545.2
==============================================================
1995--
  United States             $ 2,398.4   $  494.1     $ 2,195.9
  Europe                      1,028.2      189.7       1,413.6
  Canada                        184.3       37.4         107.1
  Pacific Rim and Other         159.4       20.2         113.3
  General Corporate              --        (46.5)        499.6
--------------------------------------------------------------
                            $ 3,770.3   $  694.9     $ 4,329.5
==============================================================
1994--
  United States             $ 2,227.3   $  478.6     $ 1,824.4
  Europe                        909.6      180.6       1,326.4
  Canada                        165.1       35.3          97.3
  Pacific Rim and Other         133.0       16.2         105.7
  General Corporate              --        (40.4)        476.8
--------------------------------------------------------------
                            $ 3,435.0   $  670.3     $ 3,830.6
==============================================================

(a) The 1996 net unusual charges included in operating income are allocated by type of service and geographic area as follows: $49.4 million for Insurance Services, $8.5 million for Consulting and $1.5 million for General Corporate; $29.6 million for U.S., $26.3 million for Europe, $2.0 million for Pacific Rim and Other and $1.5 million for General Corporate.

                              Report of Management
--------------------------------------------------------------------------------

The management of Marsh & McLennan Companies, Inc. has prepared and is responsible for the accompanying financial statements and other related financial information contained in this annual report. The Company's financial statements were prepared in accordance with generally accepted accounting principles, applying certain estimates and informed judgments as required. Deloitte & Touche LLP, independent auditors, have audited the financial statements and have issued their report thereon.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are executed in accordance with management's authorization, that assets are safeguarded and that proper financial records are maintained. Key elements of the Company's internal controls include securing the services of qualified personnel and proper segregation of duties. Internal auditors monitor the control system by examining financial reports, by testing the accuracy of transactions, and by otherwise obtaining assurance that the system is operating in accordance with the Company's objectives.

The Audit Committee of the Board of Directors is composed entirely of outside directors and is responsible for recommending to the Board the independent auditors to be engaged to audit the Company's financial statements, subject to stockholder ratification. In addition, the Audit Committee meets periodically with internal auditors and the independent auditors, both with and without management, to discuss the Company's internal accounting controls, financial reporting and other related matters. The internal auditors and independent auditors have full and unrestricted access to the Audit Committee.


/s/ Frank J. Borelli

Frank J. Borelli
Senior Vice President and
Chief Financial Officer
February 26, 1997

                         Report of Independent Auditors
--------------------------------------------------------------------------------

The Board of Directors and Stockholders of
Marsh & McLennan Companies, Inc.:

We have audited the accompanying consolidated balance sheets of Marsh & McLennan Companies, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marsh & McLennan Companies, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements, during 1994 the Company changed its method of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards ("SFAS") No. 112.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
New York, New York
February 26, 1997
(March 12, 1997 as to the last paragraph of Note 3)

               Marsh & McLennan Companies, Inc. and Subsidiaries

                     Selected Quarterly Financial Data and

                      Supplemental Information (Unaudited)

=============================================================================================================
                                                 Income Before
                                                  Cumulative
                                                  Effect of
                                                  Accounting
                                                    Change            Net Income
                                                ---------------    ---------------
                                                                                    Dividends       Stock
(In millions of dollars,             Operating             Per                Per    Paid Per    Price Range
except per share figures)   Revenue   Income    Amount    Share    Amount    Share    Share       High-Low
--------------------------------------------------------------------------------------------------------------
1996:
  First quarter            $1,070.7  $ 242.5    $ 143.1   $ 1.96   $ 143.1   $ 1.96  $  .80    $101 5/8-84 1/4
  Second quarter            1,036.8    193.3      115.2     1.58     115.2     1.58     .80    $97 5/8-89
  Third quarter               989.0    174.2      102.6     1.43     102.6     1.43     .80    $99-88
  Fourth quarter            1,052.5    105.3       98.4     1.37      98.4     1.37     .90    $114 7/8-95 1/2
--------------------------------------------------------------------------------------------
                           $4,149.0  $ 715.3    $ 459.3   $ 6.34   $ 459.3   $ 6.34  $ 3.30    $114 7/8-84 1/4
============================================================================================
1995:
  First quarter            $  955.2  $ 213.6    $ 124.8   $ 1.71   $ 124.8   $ 1.71  $  .725   $85-76 1/4
  Second quarter              935.2    174.9      101.8     1.40     101.8     1.40     .725   $84-76 1/8
  Third quarter               921.6    158.4       91.3     1.26      91.3     1.26     .725   $89 3/8-76 5/8
  Fourth quarter              958.3    148.0       85.0     1.16      85.0     1.16     .80    $90 1/8-80 1/2
--------------------------------------------------------------------------------------------
                           $3,770.3  $ 694.9    $ 402.9   $ 5.53   $ 402.9   $ 5.53  $ 2.975   $90 1/8-76 1/8
============================================================================================
1994:
  First quarter            $  910.2  $ 228.4    $ 130.7   $ 1.77   $ 120.2   $ 1.63  $  .675   $86 3/4-80 1/4
  Second quarter              840.5    163.8       95.7     1.30      95.7     1.30     .675   $88 3/4-81 1/4
  Third quarter               826.9    148.6       83.4     1.14      83.4     1.14     .725   $88 3/8-76
  Fourth quarter              857.4    129.5       72.2      .98      72.2      .98     .725   $80 3/8-71 1/4
--------------------------------------------------------------------------------------------
                           $3,435.0  $ 670.3    $ 382.0   $ 5.19   $ 371.5   $ 5.05  $ 2.80    $88 3/4-71 1/4
=============================================================================================================

The Company's common stock (ticker symbol: MMC) is traded on the New York, Chicago, Pacific and London stock exchanges. As of February 28, 1997, there were 17,764 stockholders of record.

               Marsh & McLennan Companies, Inc. and Subsidiaries

                   Ten-Year Statistical Summary of Operations

=========================================================================================================
For the Ten Years Ended December 31, 1996
(In millions of dollars,
except per share figures)                         1996             1995             1994             1993
---------------------------------------------------------------------------------------------------------
Revenue:
Insurance services                            $1,907.3         $1,963.9         $1,886.5         $1,790.5
Investment management                          1,082.5            750.0            615.4            518.1
Consulting                                     1,159.2          1,056.4            933.1            854.8
---------------------------------------------------------------------------------------------------------
   Total Revenue                               4,149.0          3,770.3          3,435.0          3,163.4
---------------------------------------------------------------------------------------------------------
Expenses:
Compensation and benefits                      2,204.3          1,948.8          1,740.2          1,635.7
Other operating expenses                       1,229.4          1,126.6          1,024.5            934.9
---------------------------------------------------------------------------------------------------------
   Total Expenses                              3,433.7          3,075.4          2,764.7          2,570.6
---------------------------------------------------------------------------------------------------------
Operating Income                                 715.3(c)         694.9            670.3            592.8
Interest Income                                   14.3             17.7             11.8             11.9
Interest Expense                                 (61.6)           (62.8)           (50.6)           (46.1)
Other Income (Expense)                            --               --               --               --
---------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Cumulative
 Effect of Accounting Changes                    668.0            649.8            631.5            558.6
Income Taxes                                     208.7(d)         246.9            249.5            226.2
---------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect
 of Accounting Changes                        $  459.3         $  402.9         $  382.0         $  332.4
=========================================================================================================
Net Income                                    $  459.3         $  402.9         $  371.5(b)      $  332.4
=========================================================================================================
Earnings Per Share Information:
Income Before Cumulative Effect
 of Accounting Changes                           $6.34            $5.53            $5.19            $4.52
=========================================================================================================
Net Income Per Share                             $6.34            $5.53            $5.05(b)         $4.52
=========================================================================================================
Average Number of Shares Outstanding              72.4             72.9             73.6             73.5

Dividends Paid Per Share                         $3.30        $2.97-1/2            $2.80            $2.70

Return on Average Stockholders' Equity              26%              26%              26%              27%

Year-end Financial Position:
Working capital                               $  192.3         $  109.6         $   53.7         $  133.7
Total assets                                  $4,545.2         $4,329.5         $3,830.6         $3,546.6
Long-term debt                                $  458.2         $  410.6         $  409.4         $  409.8
Stockholders' equity                          $1,888.6         $1,665.5         $1,460.6         $1,365.3
Total shares outstanding
 (excluding treasury shares)                      72.3             72.8             73.2             73.9

Other Information:
Number of employees                             27,000           27,200           26,100           25,600
Stock price ranges--
   U.S. exchanges--High                       $114-7/8          $90-1/8          $88-3/4          $97-5/8
                 --Low                        $ 84-1/4          $76-1/8          $71-1/4          $    77
   London Stock Exchange--High        (pound) 68-11/32   (pound) 58-1/2 (pound) 58-15/16  (pound) 67-7/16
                        --Low         (pound)   54-7/8   (pound) 47-7/8 (pound)  45-5/16  (pound) 52-9/16
Price/earnings multiple                           16.4             16.0             15.7             18.0
=========================================================================================================

(a) Reflects the adoption, effective January 1, 1992, of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes."

(b) Reflects the adoption, effective January 1, 1994, of SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

(c) Includes net unusual charges of $92.6 million partially offset by a $33.2 million gain on the sale of Frizzell.

(d)    Includes a tax adjustment that reduced income taxes by $40 million.

============================================================================================================
For the Ten Years Ended December 31, 1996
(In millions of dollars,
except per share figures)                         1992             1991             1990             1989
------------------------------------------------------------------------------------------------------------
Revenue:
Insurance services                            $1,632.8         $1,571.0         $1,536.8         $1,400.3
Investment management                            396.0            314.2            276.2            273.1
Consulting                                       908.2            894.0            910.0            754.3
------------------------------------------------------------------------------------------------------------
   Total Revenue                               2,937.0          2,779.2          2,723.0          2,427.7
------------------------------------------------------------------------------------------------------------
Expenses:
Compensation and benefits                      1,557.8          1,461.1          1,400.0          1,223.4
Other operating expenses                         838.2            820.0            795.7            694.8
------------------------------------------------------------------------------------------------------------
   Total Expenses                              2,396.0          2,281.1          2,195.7          1,918.2
------------------------------------------------------------------------------------------------------------
Operating Income                                 541.0            498.1            527.3            509.5
Interest Income                                   16.6             24.8             33.5             27.7
Interest Expense                                 (38.3)           (39.1)           (31.0)           (18.9)
Other Income (Expense)                            --               43.0             (1.0)            (1.0)
------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Cumulative
 Effect of Accounting Changes                    519.3            526.8            528.8            517.3
Income Taxes                                     215.5            221.3            224.7            222.4
---------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect
 of Accounting Changes                        $  303.8         $  305.5         $  304.1         $  294.9
============================================================================================================
Net Income                                    $  263.7(a)      $  305.5         $  304.1         $  294.9
============================================================================================================
Earnings Per Share Information:
Income Before Cumulative Effect
 of Accounting Changes                           $4.21            $4.18            $4.15            $4.10
============================================================================================================
Net Income Per Share                             $3.65(a)         $4.18            $4.15            $4.10
============================================================================================================
Average Number of Shares Outstanding              72.2             73.1             73.3             71.9

Dividends Paid Per Share                         $2.65            $2.60            $2.55            $2.50

Return on Average Stockholders' Equity              25%              29%              31%              36%

Year-end Financial Position:
Working capital                               $  198.3         $  336.2         $  352.5         $  312.7
Total assets                                  $3,088.4         $2,382.2         $2,411.2         $2,035.2
Long-term debt                                $  411.2         $  318.0         $  319.9         $  319.4
Stockholders' equity                          $1,102.9         $1,035.0         $1,085.3         $  873.0
Total shares outstanding
 (excluding treasury shares)                      73.3             71.8             73.5             72.4

Other Information:
Number of employees                             25,800           23,400           24,400           23,600
Stock price ranges--
   U.S. exchanges--High                        $94-1/2          $87-1/4          $    81          $89-3/4
                 --Low                         $71-1/4          $69-1/8          $59-3/4          $55-1/8
   London Stock Exchange--High         (pound)  61-7/8  (pound)  49-5/8   (pound)     49 (pound) 55-15/16
                        --Low          (pound) 39-5/16  (pound) 35-9/16   (pound) 31-1/2 (pound) 30-13/16
Price/earnings multiple                           25.0             19.5             18.8             19.0
============================================================================================================

=====================================================================================
For the Ten Years Ended December 31, 1996                                  Compound
(In millions of dollars,                                                  Growth Rate
except per share figures)                        1988             1987     1986-1996
-------------------------------------------------------------------------------------
Revenue:
Insurance services                           $1,375.7         $1,380.2        4%
Investment management                           261.0            284.9       19%
Consulting                                      635.7            482.0       13%
----------------------------------------------------------------------
   Total Revenue                              2,272.4          2,147.1        9%
----------------------------------------------------------------------
Expenses:
Compensation and benefits                     1,108.9            982.6       10%
Other operating expenses                        648.1            614.3        9%
----------------------------------------------------------------------
   Total Expenses                             1,757.0          1,596.9       10%
----------------------------------------------------------------------
Operating Income                                515.4            550.2        4%
Interest Income                                  22.7             31.0
Interest Expense                                (23.1)           (13.0)
Other Income (Expense)                            1.4              (.9)
----------------------------------------------------------------------
Income Before Income Taxes and Cumulative
 Effect of Accounting Changes                   516.4            567.3        3%
Income Taxes                                    220.1            265.2
----------------------------------------------------------------------
Income Before Cumulative Effect
 of Accounting Changes                       $  296.3         $  302.1        7%
======================================================================
Net Income                                   $  296.3         $  302.1        7%
======================================================================
Earnings Per Share Information:
Income Before Cumulative Effect
 of Accounting Changes                          $4.09            $4.06        7%
======================================================================
Net Income Per Share                            $4.09            $4.06        7%
======================================================================
Average Number of Shares Outstanding             72.4             74.4

Dividends Paid Per Share                    $2.42-1/2            $2.15        8%

Return on Average Stockholders' Equity             38%              42%

Year-end Financial Position:
Working capital                              $  195.7         $  243.2
Total assets                                 $1,830.0         $1,634.4
Long-term debt                               $  266.2         $   16.4
Stockholders' equity                         $  755.1         $  791.7
Total shares outstanding
 (excluding treasury shares)                     71.5             73.9

Other Information:
Number of employees                            22,800           22,700
Stock price ranges--
   U.S. exchanges--High                       $59-3/4          $    72
                 --Low                        $45-1/4          $43-3/4
   London Stock Exchange--High         (pound)     35   (pound) 46-1/2
                        --Low          (pound)     25   (pound)     24
Price/earnings multiple                          13.8             12.2
=====================================================================================

                    Board of Directors and Corporate Officers

BOARD OF DIRECTORS

A.J.C. Smith
Chairman

Lewis W. Bernard
Chairman
Classroom, Inc.
Former Chief Administrative
and Financial Officer
Morgan Stanley & Co., Inc.

Richard H. Blum
Marsh & McLennan
Companies, Inc.

Frank J. Borelli
Senior Vice President and
Chief Financial Officer

Robert Clements
Chairman
Risk Capital Holdings, Inc.

Peter Coster
President
Mercer Consulting Group, Inc.

Robert F. Erburu
Former Chairman
The Times Mirror Company

Jeffrey W. Greenberg
Chairman
Marsh & McLennan Risk Capital Corp.

Ray J. Groves
Chairman
Legg Mason
Merchant Banking, Inc.
Former Chairman
Ernst & Young

Richard S. Hickok
Former Chairman
KMG Main Hurdman

David D. Holbrook
Chairman
Marsh & McLennan,
Incorporated

Lawrence J. Lasser
President
Putnam Investments, Inc.

Richard M. Morrow
Former Chairman
Amoco Corporation

George Putnam
Chairman
The Putnam Funds

Adele Smith Simmons
President
John D. and Catherine T.
MacArthur Foundation

John T. Sinnott
President and Chief
Executive Officer
Marsh & McLennan,
Incorporated

Frank J. Tasco
Former Chairman
Marsh & McLennan
Companies, Inc.

R. J. Ventres
Former Chairman
Borden, Inc.


ADVISORY DIRECTORS

Richard E. Heckert
Former Chairman
E.I. du Pont de Nemours
and Company

Dean R. McKay
Former Senior Vice President
IBM Corporation

Arthur C. Nielsen, Jr.
Former Chairman
A.C. Nielsen Company

John M. Regan, Jr.
Former Chairman
Marsh & McLennan
Companies, Inc.

COMMITTEES OF
THE BOARD

Audit
Richard S. Hickok, Chairman
Robert F. Erburu
Richard M. Morrow
Adele Smith Simmons
Frank J. Tasco

Compensation
Lewis W. Bernard, Chairman
Ray J. Groves
R. J. Ventres

Executive
A.J.C. Smith, Chairman
Richard M. Morrow
Adele Smith Simmons
Frank J. Tasco


OTHER CORPORATE OFFICERS

Francis N. Bonsignore
Senior Vice President
Human Resources and
Administration

Gregory F. Van Gundy
General Counsel and
Secretary

International Advisory Board

Abdlatif Y. Al-Hamad
(Middle East)
Chairman
Arab Fund for Economic
and Social Development

Raymond Barre
(France)
Deputy, National Assembly
Former Prime Minister

Mathis Cabiallavetta
(Switzerland)
President of the
Group Executive Board
Union Bank of Switzerland

John R. Evans
(Canada)
Chairman
Torstar Corporation

Oscar Fanjul
(Spain)
Former Chairman and
Chief Executive Officer
Repsol

Toyoo Gyohten
(Japan)
President
Institute for International Monetary Affairs
Former Chairman
The Bank of Tokyo

Lord Jenkin of Roding
(United Kingdom)
Chairman
Friends' Provident Life Office

Erno Kemenes
(Eastern Europe)
Chairman
Deloitte Touche Tohmatsu
Former Minister of Economics, Hungary

Walther Leisler Kiep
(Germany)
(IAB Chairman)
General Partner
Gradmann & Holler

Marcilio Marques Moreira
(Brazil)
Senior International Advisor
Merrill Lynch
Former Ambassador of Brazil to the United States

Paul F. Oreffice
(United States)
Former Chairman and
Chief Executive Officer
The Dow Chemical Company

Jesus Silva-Herzog
(Mexico)
Ambassador of Mexico
to the United States

Wei Ming Yi
(China)
Chairman
China International Trust and
Investment Corporation

                             Shareholder Information

                                 Annual Meeting

The 1997 annual meeting of shareholders will be held at 10 a.m., Wednesday, May 21, in the 2nd floor auditorium of the McGraw-Hill Building, 1221 Avenue of the
 Americas, New York City. At the time of the mailing of this annual report, the notice of the annual meeting and proxy statement, together with a proxy card, is scheduled to be sent to each shareholder.

                     Anticipated 1997 Dividend Payment Dates

               February 14 (paid), May 15, August 15, November 14

                       Financial and Investor Information

Shareholders and prospective investors inquiring about reinvestment and payment of dividends, consolidation of accounts, address corrections, changes of registration and stock certificate holdings should contact:

                        Harris Trust Company of New York
                        c/o Harris Trust and Savings Bank
                          Shareholder Services Division
                             311 West Monroe Street
                                  P.O. Box 755
                          Chicago, Illinois 60690-0755
                            Telephone: (800) 457-8968
                                       (312) 461-3597

                        Harris Trust Company of New York
                         c/o The Royal Bank of Scotland
                             Registrar's Department
                            P.O. Box 82, Caxton House
                         Redcliffe Way, Bristol BS99 7NH
                                     England
                             Telephone: 117-9306600

      Copies of our annual and quarterly reports, and Forms 10-K and 10-Q, may be obtained by contacting:

                              Corporate Development
                        Marsh & McLennan Companies, Inc.
                           1166 Avenue of the Americas
                            New York, New York 10036
                            Telephone: (212) 345-5475

          Marsh & McLennan Companies' Web site: http://www.marshmac.com

                                 Stock Listings

   Marsh & McLennan Companies' common stock (ticker symbol: MMC) is listed on the New York, Chicago, Pacific and London stock exchanges.


Designed and Produced by Taylor & Ives, NYC      [Logo]Printed on recycled paper

                        Marsh & McLennan Companies, Inc.
                           1166 Avenue of the Americas
                               New York, NY 10036
                                 (212) 345-5000